Filed Pursuant to Rule 424(b)(3)
Registration No. 333-299357
PROSPECTUS SUPPLEMENT
(to Prospectus dated October 8, 2026)
80,000,000 shares
Crescent Energy Company
Class A Common Stock
We are offering 80,000,000 shares of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”). Unless otherwise stated or the context otherwise indicates, all references to “we,” “us,” “our,” “Crescent” and the “Company” or similar expressions refer to Crescent Energy Company and its subsidiaries.
Our Class A Common Stock is traded on The New York Stock Exchange (“NYSE”) under the symbol “CRGY.” The closing price for our Class A Common Stock on October 7, 2026 was $13.47 per share, as reported on the NYSE.
Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page S-27.

	Per Share	Total
Price to Public	$12.50000	$1,000,000,000.00
Underwriting Discounts and Commissions(1)	$0.34375	$27,500,000.00
Proceeds to Crescent Energy Company, Before Expenses	$12.15625	$972,500,000.00
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(1)See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.
Independence Energy Aggregator L.P., an entity affiliated with KKR & Co. Inc. and a holder of approximately 7.9% of our Class A Common Stock, has agreed to purchase 40,000,000 shares of Class A Common Stock offered hereby at the public offering price and on the same terms as the other shares of Class A Common Stock offered hereby.
We have granted the underwriters the option to purchase up to an additional 12,000,000 shares of Class A Common Stock, solely to cover over-allotments on the same terms and conditions set forth above within 30 days from the date of this prospectus supplement.
Delivery of the shares of Class A Common Stock will be made on or about October 13, 2026.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Class A Common Stock or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	KKR	Raymond James	Evercore ISI	Wells Fargo Securities

KeyBanc Capital Markets	Mizuho	Truist Securities

Johnson Rice & Company	Pickering Energy Partners	Stephens Inc.	TPH&Co.

American Veterans Group	Cabrera Capital Markets LLC	CastleOak Securities, L.P.	C.L. King & Associates	Guzman & Company
The date of this prospectus supplement is October 8, 2026.

Crescent Energy Company(1)
Proved Reserves at SEC Pricing(1)	1,127.3 MMBoe
Proved Reserves % Liquids / % Developed at SEC Pricing(1)	63% / 76%
Proved PV-10 at SEC Pricing(1)	$11.0 BN
Proved PV-10 at 9/30 NYMEX pricing(2)	$13.5 BN
First Year PDP Decline (%)(1)	32%
Current Operated Rigs	8 - 9
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Note: As of December 31, 2025, after giving effect to the Devon EF Assets Acquisition (as defined herein). See “Summary—Summary Reserve and Operating Data—Summary reserve data based on NYMEX pricing” and “Summary—Summary Reserve and Operating Data—Summary reserve data based on SEC pricing.”
(1)Our SEC reserves are based primarily on the report prepared by our independent reserve engineer. The SEC reserves associated with the Devon EF Assets (as defined herein) are based on the report prepared by the independent reserve engineer with respect to such assets.
(2)GAAP does not prescribe any corresponding measure for PV-10 of reserves based on pricing other than SEC Pricing. As a result, it is not practicable for us to reconcile our PV-10 using NYMEX Pricing to standardized measure as determined in accordance with GAAP.

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT
PROSPECTUS
S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part contains an accompanying prospectus relating to sales of shares of Class A Common Stock and other securities by Crescent Energy Company and gives more general information, some of which may not apply to this offering. Generally, when we refer to the prospectus, we are referring to this prospectus supplement and the accompanying prospectus combined. Unless otherwise indicated, capitalized terms used but not defined herein have the meaning assigned to them in the registration statement of which this prospectus forms a part. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Incorporation of Certain Information by Reference” in this prospectus supplement. To the extent that any statement we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference herein, you should rely on the information contained in this prospectus supplement, which will be deemed to modify or supersede those made in the accompanying prospectus or documents incorporated by reference herein or therein.
You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we, the underwriters nor any of our or their representatives have authorized anyone to provide you with information different from that included or incorporated by reference in this prospectus supplement and accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of Class A Common Stock and seeking offers to buy shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information in this prospectus supplement is accurate only as of the date of this prospectus supplement, and the information in the accompanying prospectus or contained in any document incorporated by reference is accurate as of the date of such prospectus or document incorporated by reference, regardless of the time of delivery of this prospectus supplement or any sale of the Class A Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

BASIS OF PRESENTATION
Pending Devon EF Assets Acquisition
On October 8, 2026, we entered into the Devon EF Assets Acquisition Agreement (as defined herein), pursuant to which we will acquire certain assets from Devon Energy Production Company, L.P., a subsidiary of Devon Energy Corporation (NYSE: DVN) (the “Devon EF Assets,” and such acquisition, the “Devon EF Assets Acquisition”), as described further under “Summary—Recent Developments.” The Devon EF Assets Acquisition is structured as an all-cash transaction and is expected to close in the fourth quarter of 2026 or early 2027, and the closing is subject to customary conditions, including, among other things, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. However, no assurance can be given that the Devon EF Assets Acquisition will be completed. This offering is not contingent on the completion of the Devon EF Assets Acquisition.
Vital Energy Merger
On December 15, 2025, we completed the acquisition of Vital Energy, Inc. (“Vital Energy,” and such transaction, the “Vital Energy Merger”). Promptly following the completion of the Vital Energy Merger, we completed a series of contributions pursuant to which the direct and indirect assets of Vital Energy became indirectly held by Crescent Energy Finance LLC. In connection with the Vital Energy Merger, we issued 73.3 million shares of Class A Common Stock, paid $3.7 million in cash to settle outstanding Vital Energy equity awards and repaid $890.0 million of outstanding borrowings under and terminated Vital Energy’s revolving credit facility. The financial information for Vital Energy is reflected in our historical financial statements from December 15, 2025, the date of acquisition.
Pro forma presentation
This prospectus also includes and incorporates by reference certain unaudited “pro forma” financial, operating and reserves data. As used herein and unless expressly provided otherwise, the term “pro forma” when used with respect to any financial, operating and reserves data refers to the historical data of Crescent Energy Company, as adjusted as described herein. Specifically, as applicable based on the periods presented and as more fully discussed in the succeeding paragraph, the pro forma financial, operating data and reserves data includes adjustments relating to the Vital Energy Merger, the Ridgemar Acquisition (as defined herein) and the pending Devon EF Assets Acquisition, as applicable (collectively, the “Transactions”).
Pro forma financial data for the year ended December 31, 2025 gives effect to the Transactions and the related financing transactions described in the notes to the unaudited pro forma condensed combined financial statements as if they had been consummated on January 1, 2025. Pro forma financial data for the six months ended June 30, 2026 gives effect to the Devon EF Assets Acquisition and such related financing transactions as if they had been consummated on January 1, 2025. Pro forma financial data as of June 30, 2026 gives effect to the Devon EF Assets Acquisition and such related financing transactions as if they had been consummated on June 30, 2026. Pro forma financial data contains certain reclassification adjustments to conform the respective historical financial statement presentation of Vital Energy, Ridgemar (as defined herein) and the Devon EF Assets to Crescent Energy Company’s financial statement presentation. The pro forma financial data does not give effect to this offering or the use of proceeds therefrom.
Pro forma reserve data as of December 31, 2025 gives effect to the pending Devon EF Assets Acquisition as if it had been completed on December 31, 2025. Pro forma reserve data generally represents the arithmetic sum of the proved reserves, standardized measure of discounted future net cash flows (the “standardized measure”), the pre-tax undiscounted present value of such reserves (“PV-0”) and pre-tax present value of such reserves discounted at ten percent (“PV-10”) attributable to Crescent Energy Company and the Devon EF Assets, except that the combined pro forma standardized measure also reflects an adjustment for the estimated future income taxes attributable to the Devon EF Assets, which are not included in the historical standardized measure of the Devon EF Assets. The proved reserves of the Devon EF Assets are based on the development plans of Devon Energy Production Company, L.P. and reserve engineer’s reserve estimation methodologies. Because we will develop such proved reserves in accordance with our own development plan and, in the future, will estimate proved reserves in accordance with our own methodologies, the estimates presented herein for the Devon EF Assets may not be representative of our future reserve estimates with respect to these properties or the reserve estimates we would have reported if we had owned such properties as of December 31, 2025.
The pro forma data is presented for illustrative purposes only and should not be relied upon as an indication of the financial condition, the operating results or reserves estimates that would have been achieved if the Transactions and the related financing transactions, as applicable, had taken place on the specified dates. Accordingly, future results may vary significantly from the results reflected in such pro forma data and should not be relied on as an indication of future results. See our unaudited pro forma condensed combined financial statements and the related notes thereto incorporated by reference herein for additional information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated by reference herein concerning, among other things, planned capital expenditures, increases in oil, natural gas and natural gas liquids (“NGLs”) production, the number of anticipated wells to be drilled or completed after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:
•our ability to integrate operations or realize any anticipated operational or corporate synergies and other benefits of the Devon EF Assets Acquisition, if completed;
•the risk that the Devon EF Assets Acquisition, if completed, may not be accretive, and may be dilutive, to our earnings per share, which may negatively affect the market price of our Class A Common Stock;
•risks relating to the Devon EF Assets Acquisition, including the risk that we may fail to complete the Devon EF Assets Acquisition and/or realize the expected benefits therefrom;
•commodity price volatility;
•our business strategy;
•our ability to identify and select opportunities for additional acquisitions, dispositions and other strategic transactions;
•capital requirements and uncertainty of obtaining additional funding on terms acceptable to us;
•the impact of sales hereunder to the trading price of our Class A Common Stock;
•risks and restrictions related to our debt agreements and the level of our indebtedness;
•our reliance on KKR Energy Assets Manager LLC (the “Manager”) as our external manager;
•our hedging strategy and results;
•realized oil, natural gas and NGL prices;
•political and economic conditions and events in the U.S. and in foreign oil, natural gas and NGL producing countries, including embargoes, political and regulatory changes implemented by the Trump Administration, continued hostilities in the Middle East, including the Israel-Hamas conflict and the conflict with Iran, and other sustained military campaigns, the armed conflict in Ukraine and associated economic sanctions on Russia, conditions and developments in South America and in China and acts of terrorism or sabotage;
•changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements, including such changes that may be implemented by the Trump Administration and foreign governments;
•general economic conditions, including the impact of inflation, elevated interest rates and associated changes in monetary policy;

•the impact of central bank policy actions, including any changes in interest rates, any changes in its policy priorities, and disruptions in the banking industry and in the capital markets;
•the severity and duration of public health crises and any resultant impact on governmental actions, commodity prices, supply and demand considerations, and storage capacity;
•timing and amount of our future production of oil, natural gas and NGLs;
•a decline in oil, natural gas and NGL production, and the impact of general economic conditions on the demand for oil, natural gas and NGLs and the availability of capital;
•unsuccessful drilling and completion activities and the possibility of resulting write downs;
•our ability to meet our proposed drilling schedule and to successfully drill wells that produce oil, natural gas and NGLs in commercially viable quantities;
•shortages of equipment, supplies, services and qualified personnel and increased costs for such equipment, supplies, services and personnel, including any delays and/or supply chain disruptions due to continued hostilities in the Middle East and international trade rules and regulations;
•adverse variations from estimates of reserves, production, prices and expenditure requirements, and our inability to replace our reserves through exploration and development activities;
•incorrect estimates associated with properties we acquire, including the Devon EF Assets, relating to estimated proved reserves, the presence or recoverability of estimated oil, natural gas and NGL reserves and the actual future production rates and associated costs of such acquired properties;
•hazardous, risky drilling operations, including those associated with the employment of horizontal drilling techniques, and adverse weather and environmental conditions;
•limited control over non-operated properties;
•title defects to our properties and inability to retain our leases;
•our ability to successfully develop our large inventory of undeveloped acreage;
•our ability to retain key members of our senior management and key technical employees;
•our ability to successfully execute our growth strategies and risks relating to managing our growth;
•impact of environmental, occupational health and safety, and other governmental regulations, and of current or pending legislation that may negatively impact the future production of oil and natural gas or drive the substitution of renewable forms of energy for oil and natural gas;
•federal and state regulations and laws, including those relating to taxes (including the One Big Beautiful Bill Act and the Inflation Reduction Act of 2022), tariffs and international trade, safety and the protection of the environment, and the impact thereof on us;
•our ability to predict and manage the effects of actions of the Organization of Petroleum Exporting Countries and its allies and agreements to set and maintain production levels, including compliance with, changes to or departures from such arrangements, the effects of which may be exacerbated by the continued hostilities in the Middle East, including the conflict with Iran, and developments in Venezuela and other major oil-producing countries;
•information technology failures or cyberattacks;
•changes in tax laws and the impact of those changes on us;
•effects of competition; and

•seasonal weather conditions.
We caution you that these forward-looking statements are subject to all of the risks and uncertainties incident to the development, production, gathering and sale of oil, natural gas and NGLs, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability and cost of drilling and production equipment and services, other risks related to the pending Devon EF Assets Acquisition, project construction delays, environmental risks, drilling and other operating risks, lack of availability or capacity of midstream gathering and transportation infrastructure, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, including restrictions due to elevated interest rates, the timing of development expenditures and the other risks described in “Item 1A. Risk Factors” in each of our Annual Report on Form 10-K for the year ended December 31, 2025 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2026 and June 30, 2026, respectively, each incorporated herein by reference.
Reserve engineering is a process of estimating underground accumulations of hydrocarbons that cannot be measured in an exact way. The accuracy of any reserve estimates depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development program. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.
Should one or more of the risks or uncertainties described in this prospectus supplement and the accompanying prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this prospectus supplement and the accompanying prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus supplement.

SUMMARY
This summary highlights information included elsewhere in, or incorporated by reference into, this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our Class A Common Stock. You should carefully read the entire prospectus, together with the additional information described under “Incorporation of Certain Information by Reference,” before investing in our Class A Common Stock. The information presented in this prospectus supplement assumes, unless otherwise indicated, that the underwriters’ option to purchase additional shares of Class A Common Stock is not exercised. Unless otherwise indicated, the estimates of our proved reserves as of December 31, 2025 are based primarily on a report prepared by Ryder Scott Company, L.P. (“Ryder Scott”), our independent reserve engineer, a summary of which is incorporated by reference into this prospectus, which we refer to herein as our “reserve report.”
Our Company
Overview
We are a differentiated U.S. energy company committed to delivering value through a disciplined, returns-driven growth through acquisition strategy and consistent return of capital. Our long-life, balanced portfolio combines significant cash flow from stable production with deep, high-quality development inventory. Our activities are focused in the Eagle Ford, Permian Basin and Uinta Basin, and we own minerals and royalty interests across premier U.S. oil and natural gas basins, primarily operated by large, well-capitalized companies, with a core focus in the Eagle Ford. Our Class A Common Stock trades on the NYSE under the symbol “CRGY.”
Our free cash flow-focused portfolio includes a balanced set of oil and natural gas assets in proven onshore U.S. basins with substantial existing production, a low decline rate and an acreage position that is 96% held by production as of December 31, 2025. Based on forecasts used in our reserve report and the Devon EF Assets reserve report, our proved developed producing (“PDP”) reserves as of December 31, 2025 have estimated average five-year and ten-year annual decline rates of approximately 12% and approximately 9%, respectively, and an estimated 2026 PDP decline rate of approximately 32%. As a result of this overall low decline profile, we require relatively minimal capital expenditures to maintain our production and cash flows while supporting our return of capital framework. We have a robust inventory of attractive operated undeveloped locations, providing for optimal flexibility to maintain or grow our production base. While many operators in our industry have historically focused on the capital intensive pursuit of high production growth rates, our management team has a track record of selectively acquiring cash flow oriented assets, operating them more profitably and making disciplined, returns focused reinvestment decisions to drive free cash flow generation. Our portfolio is enhanced and complemented by our additional interests in mineral acreage and midstream infrastructure, which provide operational benefits and enhance our cash flow margins. Through the combination of our asset profile, our disciplined risk management and premier operational capabilities, we intend to generate attractive risk adjusted returns and substantial free cash flow while maintaining a commitment to low leverage and prudent risk management.
We have built a substantial portfolio of reserves, production, cash flows and reinvestment opportunities.
Our portfolio of assets:
•at December 31, 2025, consisted of 975.5 net MMBoe (or 1,127.3 net MMBoe after giving effect to the Devon EF Assets Acquisition) of proved reserves, of which approximately 61% were liquids (or 63% after giving effect to the Devon EF Assets Acquisition), reflecting $7.8 billion in standardized measure and $8.6 billion and $7.5 billion, respectively (or $11.0 billion and $8.9 billion, respectively, after giving effect to the Devon EF Assets Acquisition), in net proved and net proved developed (“PD”) present value discounted at a 10% discount rate;
•during the year ended December 31, 2025, produced 260 net MBoe/d (or 316 MBoe/d after giving effect to the Devon EF Assets Acquisition) and during the six months ended June 30, 2026 produced 338 net MBoe/d (with the Devon EF Assets Acquisition to add production of approximately 71 net MBoe/d); and

•during the year ended December 31, 2025, generated $167.2 million of net income, $1.7 billion of net cash provided by operating activities, $2.1 billion of Adjusted EBITDAX and $856.1 million of Levered Free Cash Flow (or $373.6 million of net loss, $4.1 billion of Adjusted EBITDAX and $0.8 billion of Levered Free Cash Flow after giving effect to the Transactions and the related financing transactions), and during the six months ended June 30, 2026, generated $74.5 million of net income, $1.5 billion of Adjusted EBITDAX and $609.5 million of Levered Free Cash Flow (or $251.8 million of net income, $2.1 billion of Adjusted EBITDAX and $0.8 billion of Levered Free Cash Flow after giving effect to the Devon EF Assets Acquisition and the related financing transactions).
For definitions of Adjusted EBITDAX and Levered Free Cash Flow, including reconciliations to the nearest U.S. generally accepted accounting principles (“GAAP”) measures, see “—Summary Historical Financial Data—Non-GAAP Financial Measures.”
Free cash flow-focused portfolio promotes return of capital to investors
We have constructed a liquids-weighted portfolio of long-lived reserves and low decline production that generates substantial cash flow with a robust inventory of attractive undeveloped locations. We believe that the stable nature of our producing assets combined with our risk management approach, hedging strategy and low leverage profile provides us the ability to generate strong free cash flow in a variety of commodity price environments, which positions us to maintain financial strength and maximize returns while limiting downside risk and consistently return capital to our stockholders. Our asset base, which includes oil and natural gas assets in proven onshore basins such as the Eagle Ford and Rockies, is composed of producing properties with substantial production and hedged cash flow that are complemented by an extensive inventory of reinvestment opportunities on our undeveloped acreage. We believe that our producing assets will provide us with significant flexibility to maintain and grow our asset base and free cash flow through disciplined reinvestment in our portfolio of identified development opportunities. Our estimated 2026 PDP decline rate of approximately 32%, based on forecasts used in our reserve report, and inclusive of the Devon EF Assets, is substantially lower than the industry average. The low decline nature of our asset base requires minimal reinvestment to maintain our production, and provides us with significant flexibility to pursue both reinvestment opportunities within our current portfolio and strategic acquisitions. While many of our peers have historically outspent their cash flows, we have averaged a reinvestment rate, which we define as our historical capital expenditures (excluding acquisitions) over a specified period as a percentage of our historical Adjusted EBITDAX for such period, of approximately 45% of Adjusted EBITDAX since 2021. This highlights management’s capital discipline and commitment to returning capital to stockholders. Adjusted EBITDAX is a non-GAAP financial measure, as discussed further under “—Summary Historical Financial Data—Non-GAAP financial measures.”
Our return of capital framework includes a fixed $0.12 per share quarterly dividend and a share repurchase program, which provides for the repurchase of up to $400 million of our outstanding shares of Class A Common Stock. We have approximately $336 million of repurchase authorization remaining as of June 30, 2026. Our return of capital framework is designed to deliver a reliable return of capital to our stockholders, and we believe our dividend is more stable than that of our peers as it is not impacted by capital expenditures with our dividends taking priority to reinvestment decisions and is supported by an active hedging program. Our management team has a long history of paying dividends to stockholders and Independence, our predecessor, paid dividends for nine consecutive years as a private company, through volatile commodity and market conditions and while maintaining a low leverage profile. See “Dividend Policy.”
Low-decline production base underpins free cash flow generation
Our reserves are generally long-lived and characterized by relatively low production decline rates, affording us significant capital flexibility and an ability to efficiently hedge material quantities of future expected production. Based on forecasts used in our reserve report and the Devon EF Assets’ reserve report, our PDP reserves as of December 31, 2025, inclusive of the Devon EF Assets, have estimated average five-year and ten-year annual decline rates of approximately 12% and approximately 9%, respectively, and an estimated 2026 PDP decline rate of approximately 32%. As a result of this overall low decline profile, we require relatively minimal capital expenditures to maintain our production and cash flows while supporting our return of capital framework. Our properties located in the Eagle Ford, Permian and Uinta Basins represent approximately 96% of our proved reserves as of December 31, 2025, and provide us with attractive balance across regions and commodities and certain downside protection from commodity-specific pressures, isolated infrastructure constraints or severe weather events. Our standardized measure totaled $7.8 billion as of December 31, 2025 (or $9.9 billion after giving effect to the Devon EF Assets Acquisition). The table below illustrates the aggregate reserve volumes associated with our proved assets as of December 31, 2025.

Operating Area	Net Acres	Net Proved Reserves (1)(4)	% Oil & Liquids (1)(4)	Net PD Reserves (1)(4)	2025 Total Net Production	SEC Net PD PV-10 (1)(2)(4)	NYMEX Net PD PV-10 (2)(5)(6)
	(M)	(MMBoe)		(MMBoe)	(MBoe)	(MM)	(MM)
Working interest
Eagle Ford	532	537	56%	386	62,702	3,830	4,559
Permian	336	350	69%	323	3,983	2,901	3,528
Uinta	139	51	57%	37	8,530	444	553
Total Working Interest, excluding Devon EF Assets(3)	1,019	950	61%	758	92,383	7,244	8,727
Devon EF Assets(4)	89	152	79%	85	20,424	1,353	1,712
Minerals and Royalties	443	26	59%	18	2,634	273	293
Total	1,551	1,128	63%	861	115,441	8,870	10,732
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(1)Our reserves and present value (discounted at ten percent, or PV-10) were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For oil and NGL volumes, the average WTI posted price of $65.34 per barrel as of December 31, 2025, was adjusted for items such as gravity, quality, local conditions, gathering, transportation fees and distance from market. For natural gas volumes, the average Henry Hub Index spot price of $3.39 per MMBtu as of December 31, 2025, was similarly adjusted for items such as quality, local conditions, gathering, transportation fees and distance from market. All prices are held constant throughout the lives of the properties. The average adjusted realized product prices over the remaining lives of the properties are $64.42 per barrel of oil, $2.24 per Mcf of natural gas and $19.36 per barrel of NGLs.
(2)Reflects the net PD present values reflected in our and the Devon EF Assets’ respective proved reserve estimates as of December 31, 2025. PV-10 is not a financial measure prepared in accordance with GAAP because it does not include the effects of income taxes on future revenues. Our standardized measure totaled $7.8 billion as of December 31, 2025.
(3)Includes working interests in other basins not listed above; totals may not sum.
(4)The Devon EF Assets’ reserves and PV-10 were determined using SEC pricing. The 12-month 2025 average adjusted prices after differentials were $2.73 per Mcf of natural gas, $63.82 per barrel of oil, and $22.96 per barrel of NGL.
(5)Our NYMEX reserves and PV-10 were determined using index prices for oil and natural gas, respectively, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date, as adjusted for our estimates of quality, transportation fees, and market differentials. The NYMEX reserves calculations are based on NYMEX futures pricing at closing on September 30, 2026 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $69.05 per barrel of oil, $2.37 per Mcf of natural gas and $20.42 per barrel of NGLs as of September 30, 2026 for Crescent Energy Company. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not a substitute, for the data presented based on SEC pricing. See “—Summary Reserve and Operating Data—Summary reserve data based on NYMEX pricing.”
(6)The reserves, PV-0 and PV-10 associated with the Devon EF Assets were determined using NYMEX pricing, without giving effect to derivatives transactions and were calculated based on settlement prices to better reflect the market expectations as of that date, as adjusted for estimates of quality, transportation fees and market differentials. The NYMEX reserves calculations are based on NYMEX futures pricing at closing on September 30, 2026 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $70.60 per barrel of oil, $3.30 per Mcf of natural gas and $25.88 per barrel of NGLs as of September 30, 2026 for the Devon EF Assets. We believe that the use of forward prices provides investors with additional useful information about reserves estimates, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not as a substitute, for the data presented based on SEC pricing. See “—Summary Reserve and Operating Data—Summary reserve data based on NYMEX pricing.”
Attractive development opportunities
Our asset portfolio includes a robust inventory of attractive reinvestment opportunities that complement our producing assets. As a result, we have the ability to strategically allocate capital to a diverse set of drilling opportunities with the potential to maintain or grow our production and free cash flow, while being able to generate attractive risk-adjusted returns. Our development inventory is low-risk and located in proven basins with substantial well control. Our reinvestment opportunities are all located in well understood basins where we have deep operational experience, and provide us with relatively de-risked opportunities to reinvest a portion of our cash flow from our producing assets. Additionally, we strategically evaluate accretive acquisitions of oil and natural gas assets as well as certain midstream assets and minerals in targeted areas that are complementary to our underlying asset base and are supported by strong cash flow. For example, as of December 31, 2025, we owned mineral and royalty interests in 1.2 million gross acres across premier U.S. oil and natural gas basins, primarily operated by large, well-capitalized oil and natural gas companies, with a core focus in the Eagle Ford. As of December 31, 2025, approximately 76% of our mineral acres in oil and gas producing basins are leased, and as part of those lease agreements, we have retained a royalty interest, which is a cost-free percentage of production revenue that expires upon termination of the lease, at which time the entire mineral interest reverts to us. These interests and our overriding royalty interests entitle us to receive a royalty on all production from such acreage with no additional future capital or operating costs required.
Total identified drilling locations
As of December 31, 2025 and including the net drilling locations gained through the Devon EF Assets Acquisition, we have identified 358.5 net locations as PUD drilling locations. The majority of these locations are on acreage that is held by production and, accordingly, we have limited near term lease obligations, providing us significant flexibility and valuable optionality to reinvest through development over time when asset level returns are strong. This allows us to react quickly to commodity price fluctuations.
Recent Developments
Pending Devon EF Assets Acquisition
On October 8, 2026, we entered into the Purchase and Sale Agreement (the “Devon EF Assets Acquisition Agreement”) pursuant to which we intend to acquire the Devon EF Assets from Devon Energy Production Company, L.P., a subsidiary of Devon Energy Corporation (NYSE: DVN), for $4,220 million in cash. The purchase price will be subject to customary purchase price adjustments set forth in the Devon EF Assets Acquisition Agreement, including reductions for proceeds received from sales of hydrocarbons from the asset after the economic effective date of July 1, 2026.
The Devon EF Assets consist of an aggregate of approximately 89 thousand net acres (97% operated), with average net production for the year ended December 31, 2025 and for the six months ended June 30, 2026 of approximately 56 MBoe/d (65% oil-weighted) and 71 MBoe/d (63% oil-weighted). As of December 31, 2025, the proved developed reserves associated with the Devon EF Assets reflect $1.4 billion and $1.7 billion in net present value (discounted at ten percent, or PD PV-10) at SEC pricing as of December 31, 2025 and NYMEX pricing as of September 30, 2026, respectively. For additional information regarding the reserves associated with the Devon EF Assets, see “—Summary Reserve and Operating Data.”
We estimate the current run-rate production associated with the Devon EF Assets, as measured for the month of July 2026, to be 68 MBoe/d. Additionally, we now expect that, giving effect to the Devon EF Assets Acquisition, our capital expenditures (excluding acquisitions) for the year ending December 31, 2026 will be approximately $1.75 billion (assuming that the Devon EF Assets Acquisition had closed on January 1, 2026 and using the midpoint of our 2026 capital expenditures estimate). We determine our capital expenditures depending on a variety of factors, including, but not limited to, the success of our drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other working interest owners.
The Devon EF Assets Acquisition is expected to close in the fourth quarter of 2026 or early 2027, and the closing is subject to customary conditions, including, among other things, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We expect to use the proceeds of this offering to fund a portion of the cash consideration for the Devon EF Assets Acquisition. We expect to fund the remaining portion of the cash consideration with proceeds from debt financings, cash on hand, availability under our Revolving Credit Facility or, opportunistically to the extent market conditions warrant, other capital markets offerings as appropriate. There can be no guarantee that such debt financings or other capital markets offerings will be available to us on satisfactory terms or at all. In connection with our entry into the Devon EF Assets Acquisition Agreement, we have obtained a debt commitment letter from JPMorgan Chase Bank, N.A.

providing for an aggregate amount of up to $2.0 billion of unsecured indebtedness which may be incurred subject to the satisfaction of certain conditions (the “Bridge Commitment”). We are seeking amendments to our Revolving Credit Facility to allow for the incurrence of the Bridge Commitment or other secured indebtedness. JPMorgan Chase Bank, N.A. and Royal Bank of Canada have provided a backstop in the event the requisite lender consents are not received. Further, no assurance can be given that the Devon EF Assets Acquisition will be completed on the terms currently contemplated or at all. Pending the use of proceeds described in the previous sentence, the proceeds from this offering will be used to temporarily reduce the borrowings outstanding under our Revolving Credit Facility. This offering is not contingent on the completion of the Devon EF Assets Acquisition. If the Devon EF Assets Acquisition is not completed, the proceeds from this offering will be used for general corporate purposes, including the repayment of indebtedness of our subsidiaries.
Commodity Hedging Program
A key tenet of our focused risk management effort is an active economic hedging strategy to mitigate near-term price volatility while maintaining long-term exposure to underlying commodity prices. Our hedging program limits our near-term exposure to product price volatility and allows us to protect the balance sheet and corporate returns through commodity cycles and return capital to investors. Future transactions may include price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty. Additionally, we may enter into collars, whereby we receive the excess, if any, of the fixed floor over the floating rate or pay the excess, if any, of the floating rate over the fixed ceiling. As of September 30, 2026, our derivative portfolio had an aggregate notional value of approximately $2.1 billion. We determine the fair value of our oil and natural gas commodity derivatives using valuation techniques that utilize market quotes and pricing analysis. Inputs include publicly available prices and forward price curves generated from a compilation of data gathered from third parties.

The following table details our net volume positions by commodity as of September 30, 2026.

Production Period	Volumes	Weighted Average Fixed Price
	(in thousands)
Crude oil swaps – WTI (Bbls):
2026	5,253	$64.62
2027	5,490	$62.40
2027 (1)	4,563	$73.92
Crude oil two-way collars – WTI (Bbls):
2026	460	$60.00		-	$70.03
Crude oil three-way collars – WTI (Bbls):
2026	1,518	$48.00	-	$60.61	-	$74.98
2027	6,911	$52.87	-	$64.75	-	$81.37
2027 (2)	460	$45.00	-	$60.00	-	$70.00
Crude oil two-way collars – Brent (Bbls):
2026	46	$60.00		-	$82.00
Natural gas swaps (MMBtu):
2026	22,540	$4.10
2027	7,300	$4.21
2027 (3)	18,250	$4.19
Natural gas two-way collars (MMBtu):
2026	10,120	$3.04		-	$4.74
Crude oil basis swaps (Bbls):
2026	5,428	$1.34
2027	6,920	$1.48
Natural gas basis swaps (MMBtu):
2026	24,840	$(0.43)
2027	91,250	$(0.42)
Calendar Month Average roll swaps (Bbls):
2026	5,520	$0.56
Natural gas fixed index swaps – Waha (MMBtu):
2026	13,984	$2.41
2027	43,800	$2.69
_________________
(1)Represents outstanding crude oil swap options exercisable by the counterparty until December 2026 and June 2027.
(2)Represents outstanding crude oil three-way collar options exercisable by the counterparty until June 2027.
(3)Represents outstanding natural gas swap options exercisable by the counterparty until December 2026.
Our Relationship with the KKR Group
The Company entered into the management agreement (the “Management Agreement”), dated as of December 7, 2021, by and between the Company and the Manager, that engages the Manager to provide certain management and investment advisory services to the Company and its subsidiaries, including us. Our management team provides services to us pursuant to the Management Agreement.
The Manager is an indirect subsidiary of KKR & Co. Inc. (together with its subsidiaries, the “KKR Group”). The KKR Group is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions.
Pursuant to the Management Agreement, the Manager has agreed to provide us with members of its executive management team and certain management services and other assistance, including with respect to strategic planning, risk management, identifying and screening potential acquisitions, identifying and analyzing sustainability issues and providing such other assistance as we may require. Furthermore, entities affiliated with the KKR Group invested in the predecessor of the Company, helped found the strategy we have employed since 2011 and continue to hold a significant investment in our company.

Through our integration with the KKR Group’s global platform, we believe that we benefit from: the power of the “KKR” brand; KKR Global Macro and Asset Allocation, which assists with assessing the impact of macroeconomic factors on potential investments and helps identify market opportunities; KKR Capital Markets, which assists with optimizing the capital structure of investments and underwrites and arranges debt, equity and other forms of financing for both KKR portfolio companies and independent clients; KKR Public Affairs, which, together with the KKR Global Institute, provides insight into public policy, government and regulatory affairs, including experience working with key stakeholders, such as labor unions, industry and trade associations and non-governmental organizations, and sustainability issues and opportunities; and KKR Capstone, which creates value by assisting with due diligence and identifying and delivering sustainable operational performance improvements within the KKR Group’s portfolio companies.
For additional information regarding our Management Agreement and our relationship with the KKR Group, see “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated herein by reference.
Our Ownership Structure
The following diagram displays our simplified ownership structure, as of June 30, 2026 and after giving effect to this offering, assuming that the underwriters do not exercise their option to purchase additional shares:

Independence Energy Aggregator L.P. & KKR Upstream Associates LLC (1)
Public Stockholders
68,655,357 shares of Class A Common Stock 16.7% of voting power
341,801,351 shares of Class A Common Stock 83.3% of voting power
$690M Convertible Senior Notes (2)
Crescent Energy Company (NYSE : CRGY)
Crescent Energy OpCo LLC
$2.0B Revolver (Elected Commitment)
$5.0B Senior Unsecured Notes
$2.0B Bridge Commitment (3)
Crescent Energy Finance LLC
Crescent Royalty Finance LLC
$365M Minerals and Royalties Credit Facility
Minerals Subsidiaries
Operating Subsidiaries

__________________
(1)Independence Energy Aggregator L.P., an entity affiliated with KKR & Co. Inc. and a holder of approximately 7.9% of our Class A Common Stock, has agreed to purchase 40,000,000 shares of Class A Common Stock offered hereby at the public offering price and on the same terms as the other shares of Class A Common Stock offered hereby.

(2)61,387,851 shares of Class A Common Stock are reserved for issuance upon the conversion of our Convertible Senior Notes.
(3)In connection with the Devon EF Assets Acquisition, the Company obtained a debt commitment letter from JPMorgan Chase Bank, N.A., for, among other things and subject to the satisfaction of certain customary terms and conditions, a bridge credit facility in an aggregate amount of up to $2.0 billion.

The Offering

Class A Common Stock offered by us	80,000,000 shares (or 92,000,000 shares if the underwriters exercise their option to purchase additional shares in full).

Class A Common Stock outstanding immediately after this offering	410,456,708 shares (or 422,456,708 shares if the underwriters exercise their option to purchase additional shares in full).

Voting rights	Prior to the Trigger Date (as defined in our amended and restated certificate of incorporation), holders of our Class A Common Stock will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date, the holders of our Class A Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Class A Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. See the section titled “Description of Capital Stock” in the accompanying prospectus.

Use of proceeds
We expect to receive approximately $970.0 million of net proceeds from the sale of shares of our Class A Common Stock offered by us, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund a portion of the cash consideration for the Devon EF Assets Acquisition. Pending the use of proceeds described in the previous sentence, the proceeds from this offering will be used to temporarily reduce the borrowings outstanding under our Revolving Credit Facility. This offering is not contingent on the completion of the Devon EF Assets Acquisition. If the Devon EF Assets Acquisition is not completed, the proceeds from this offering will be used for general corporate purposes, including the repayment of indebtedness of our subsidiaries.

Listing and trading symbol	Shares of our Class A Common Stock trade on the NYSE under the symbol “CRGY.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A Common Stock.

Conflicts of interest	An entity affiliated with KKR Capital Markets LLC is the sole holder of our non-economic Series I preferred stock, par value $0.0001 per share, which entitles the holder thereof to appoint our Board of Directors and to certain other approval rights. In addition, an affiliate of J.P. Morgan Securities LLC has provided the Bridge Commitment, which commitment amount will be reduced by the net cash proceeds of this offering. In addition, an affiliate of J.P. Morgan Securities LLC is a lender under the Revolving Credit Facility and may receive at least 5% of the net offering proceeds to the extent such net offering proceeds are used to temporarily reduce borrowings outstanding under the Revolving Credit Facility. See “Use of Proceeds.” Accordingly, this offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in paragraph (f)(3) of Rule 5121, exists for our Class A Common Stock.

Dividend Policy
On August 3, 2026, our Board of Directors approved a quarterly cash dividend of $0.12 per share, or $0.48 per share on an annualized basis, to be paid to shareholders of our Class A Common Stock with respect to the second quarter of 2026. The quarterly dividend was paid on August 31, 2026 to shareholders of record as of the close of business on August 17, 2026. Our return of capital framework includes a fixed $0.12 per share quarterly dividend and a share repurchase program, which provides for the repurchase of up to $400 million of our outstanding shares of Class A Common Stock. Our return of capital framework is designed to deliver a reliable return of capital to our stockholders, and we believe our dividend is more stable than that of our peers as it is not impacted by capital expenditures with our dividends taking priority to reinvestment decisions and is supported by an active hedging program. Our management team has a long history of paying dividends to stockholders and Independence, our predecessor, paid dividends for nine consecutive years as a private company, through volatile commodity and market conditions and while maintaining a low leverage profile. Please see the section titled “Dividend Policy.”

The number of shares of our Class A Common Stock to be outstanding after this offering is based on the number of shares of our Class A Common Stock outstanding as of June 30, 2026 and excludes (i) 5,674,805 shares of Class A Common Stock reserved for issuance under the Crescent Energy Company 2021 Equity Incentive Plan as of December 31, 2025, (ii) 61,387,851 shares of Class A Common Stock reserved for issuance upon the conversion of our Convertible Senior Notes, (iii) any shares of Class A Common Stock issuable under the Crescent Energy Company 2021 Manager Incentive Plan, and (iv) any shares of Class A Common Stock issuable pursuant to the Management Agreement. See “Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters—Equity Compensation Plan Information” and “Items 1 and 2. Business and Properties—Management Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2025, incorporated herein by reference for more information.

Summary Historical Financial Data
The following table shows our summary historical financial data for each of the periods indicated. The summary historical financial data as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 were derived from the audited consolidated financial statements incorporated by reference herein. The summary historical financial data as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, were derived from our unaudited condensed consolidated financial statements incorporated by reference herein.
The summary pro forma financial data as of and for the six months ended June 30, 2026 and for the year ended December 31, 2025 were derived from the unaudited pro forma condensed combined financial statements of Crescent Energy Company incorporated by reference herein, which have been prepared from the respective historical financial statements of or with respect to Crescent Energy Company, Vital Energy, Ridgemar and the Devon EF Assets, as applicable. The unaudited pro forma statement of operations data for the six months ended June 30, 2026 gives effect to the Devon EF Assets Acquisition and the related financing transactions as if they had occurred on January 1, 2025. The unaudited pro forma statement of operations data for the year ended December 31, 2025 gives effect to the Transactions and the related financing transactions as if they had occurred on January 1, 2025. The unaudited pro forma balance sheet data as of June 30, 2026 gives effect to the Devon EF Assets Acquisition and the related financing transactions as if they had occurred on June 30, 2026. See the unaudited pro forma condensed combined financial statements, and the notes related thereto, on the Current Report on Form 8-K, filed with the SEC on October 8, 2026, incorporated by reference herein.
Neither our historical nor pro forma results are necessarily indicative of future operating results. The summary financial data presented below are qualified in their entirety by reference to, and should be read in conjunction with, “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included or incorporated by reference elsewhere in this prospectus, and the historical and pro forma financial statements and related notes incorporated by reference in this prospectus.

	Historical					Pro Forma
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 31,
	2026	2025	2025	2024	2023	2026	2025
	(in thousands)
Statement of operations data:
Revenues and other operating income
Oil	$2,120,146	$1,222,147	$2,372,726	$2,130,418	$1,750,961	$2,802,431	$4,722,361
Natural gas	192,141	346,441	673,540	349,858	371,066	236,614	780,393
Natural gas liquids	254,478	205,717	390,629	316,981	192,870	314,849	665,111
Midstream and other	11,019	73,851	142,887	133,662	67,705	11,019	148,045
Total revenues	2,577,784	1,848,156	3,579,782	2,930,919	2,382,602	3,364,913	6,315,910
Expenses
Lease and asset operating expense	441,278	372,469	767,814	632,042	581,973	534,731	1,292,402
Workover expense	63,245	35,381	74,537	60,312	58,441	63,245	138,366
Gathering, processing and transportation	196,554	211,362	408,920	312,931	235,153	226,302	517,864
Production and other taxes	124,707	115,487	219,416	162,634	162,963	164,662	378,262
Depreciation, depletion and amortization	712,129	579,629	1,166,902	949,480	675,782	976,063	1,873,589
Impairment of oil and natural gas properties	—	48,632	254,551	161,542	153,495	—	1,259,793
Exploration expense	6,885	5,880	16,795	16,591	9,328	6,885	19,052
Midstream and other operating expense	10,904	58,843	116,945	110,136	39,809	10,904	127,795
General and administrative expense	124,294	181,382	472,160	336,219	140,918	124,294	637,410
(Gain) loss on sale of assets	(10,690)	(12,772)	(147,537)	(29,430)	—	(10,690)	(149,953)
Total expenses	1,669,306	1,596,293	3,350,503	2,712,457	2,057,862	2,096,396	6,094,580
Income from operations	908,478	251,863	229,279	218,462	324,740	1,268,517	221,330

	Historical					Pro Forma
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 31,
	2026	2025	2025	2024	2023	2026	2025
	(in thousands)
Other income (expense)
Gain (loss) on derivatives	(524,708)	107,557	302,901	(114,348)	166,980	(524,708)	576,465
Interest expense	(204,397)	(148,400)	(298,432)	(216,263)	(145,807)	(337,157)	(771,169)
Loss from extinguishment of debt	(17,397)	—	(29,248)	(59,095)	—	(17,397)	(29,248)
Other income (expense)	144	231	(5,018)	1,760	(282)	144	(1,876)
Income (loss) from equity affiliates	56	831	2,188	729	(413)	56	1,843
Total other income (expense)	(746,302)	(39,781)	(27,609)	(387,217)	20,478	(879,062)	(223,985)
Income (loss) before income taxes	162,176	212,082	201,670	(168,755)	345,218	389,455	(2,655)
Income tax benefit (expense)	(87,648)	(43,670)	(34,504)	31,072	(23,227)	(137,649)	(370,947)
Net income (loss)	74,528	168,412	167,166	(137,683)	321,991	251,806	(373,602)
Less: net (income) loss attributable to noncontrolling interests	(1,610)	(3,288)	(20,210)	1,215	(472)	(1,610)	(20,210)
Less: net (income) loss attributable to redeemable noncontrolling interests	—	(14,050)	(14,050)	21,863	(253,909)	—	(4,072)
Net income (loss) attributable to Crescent Energy	$72,918	$151,074	$132,906	$(114,605)	$67,610	$250,196	$(397,884)
Balance sheet data (at period end):
Cash and cash equivalents	$264,882		$10,157	$132,818		$17,282
Property, plant and equipment, net	10,631,310		10,275,971	8,145,054		14,983,350
Total assets	12,008,376		12,443,207	9,160,649		16,112,816
Total debt	5,166,022		5,524,128	3,049,255		9,138,422
Total liabilities	6,848,787		7,277,772	4,792,689		10,953,227
Redeemable noncontrolling interests	—		—	1,228,329		—
Total equity	5,159,589		5,165,435	3,139,631		5,159,589
Net cash provided by (used in):
Operating activities	$1,115,979	$836,080	$1,680,156	$1,223,086	$935,769
Investing activities	(1,003,650)	(1,269,111)	(922,688)	(1,198,299)	(1,398,800)
Financing activities	(576,492)	213,380	(245,066)	207,392	456,456
Non-GAAP financial measures(1):
Adjusted EBITDAX	$1,487,671	$1,043,310	$2,065,586	$1,598,309	$1,022,748	$2,111,644	$4,063,862
Levered Free Cash Flow	609,517	412,452	856,123	630,168	310,204	833,729	842,672
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(1)See “—Non-GAAP financial measures” for definitions of Adjusted EBITDAX and Levered Free Cash Flow and reconciliations to the nearest comparable GAAP metric.
Non-GAAP financial measures
Adjusted EBITDAX
We define Adjusted EBITDAX as net income (loss) before interest expense, loss from extinguishment of debt, income tax expense (benefit), depreciation, depletion and amortization, exploration expense, non-cash gain (loss) on derivatives, impairment expense, equity-based compensation, (gain) loss on sale of assets, other (income) expense and transaction and nonrecurring expenses. Additionally, we further adjust for certain redeemable noncontrolling interest distributions made by OpCo and settlement of acquired derivative contracts. We included “Certain redeemable noncontrolling interest distributions made by OpCo” to reflect Manager Compensation as if 100% of OpCo were owned and managed by the Company, to reflect consistent earnings and liquidity measures not impacted by the amount of OpCo’s ownership under management.
In April 2025, we announced that our corporate structure had been simplified through the elimination of the Company’s Up-C structure (the “Corporate Simplification”) through the exercise by the holders of all then-

remaining shares of Class B Common Stock, par value $0.0001 per share, of their redemption rights with respect to all of their units representing limited liability company interests in Crescent Energy OpCo LLC (“OpCo Units”). After giving effect to the Corporate Simplification, the Company owns 100% of outstanding OpCo Units and no longer makes distributions to the holders of redeemable noncontrolling interests in OpCo.
Adjusted EBITDAX is not a measure of performance as determined by GAAP. We believe Adjusted EBITDAX is a useful performance measure because it allows for an effective evaluation of our operating performance when compared against our peers, without regard to our financing methods, corporate form or capital structure. We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDAX because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP, of which such measure is the most comparable GAAP measure. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax burden, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should not be construed as an inference that our results will be unaffected by unusual or nonrecurring items. Our computations of Adjusted EBITDAX may not be identical to other similarly titled measures of other companies. In addition, the Revolving Credit Facility and Senior Notes include a calculation of Adjusted EBITDAX for purposes of covenant compliance.
Levered Free Cash Flow
We define Levered Free Cash Flow as Adjusted EBITDAX less interest expense, excluding non-cash amortization of deferred financing costs, discounts, and premiums, loss from extinguishment of debt, excluding non-cash write-off of deferred financing costs, discounts and premiums, current income tax benefit (expense), tax-related redeemable noncontrolling interest distributions made by OpCo and development of oil and natural gas properties. Levered Free Cash Flow does not take into account amounts incurred on acquisitions.
Levered Free Cash Flow is not a measure of liquidity as determined by GAAP. Levered Free Cash Flow is a supplemental non-GAAP liquidity measure that is used by our management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We believe Levered Free Cash Flow is a useful liquidity measure because it allows for an effective evaluation of our operating and financial performance and the ability of our operations to generate cash flow that is available to reduce leverage or distribute to our equity holders. Levered Free Cash Flow should not be considered as an alternative to, or more meaningful than, Net cash flow provided by operating activities as determined in accordance with GAAP, of which such measure is the most comparable GAAP measure, or as an indicator of actual liquidity, operating performance or investing activities. Our computations of Levered Free Cash Flow may not be comparable to other similarly titled measures of other companies.
Adjusted EBITDAX and Levered Free Cash Flow should be read in conjunction with the information contained in Crescent Energy Company’s consolidated financial statements prepared in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDAX and Levered Free Cash Flow to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.

	Historical					Pro Forma
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 31,
	2026	2025	2025	2024	2023	2026	2025
	(in thousands)
Net Income (loss)	$74,528	$168,412	$167,166	$(137,683)	$321,991	$251,806	$(373,602)
Adjustments to reconcile to Adjusted EBITDAX:
Interest expense	204,397	148,400	298,432	216,263	145,807	337,157	771,169
Loss from extinguishment of debt	17,397	—	29,248	59,095	—	17,397	29,248
Income tax expense (benefit)	87,648	43,670	34,504	(31,072)	23,227	137,649	370,947
Depreciation, depletion and amortization	712,129	579,629	1,166,902	949,480	675,782	976,063	1,873,589
Exploration expense	6,885	5,880	16,795	16,591	9,328	6,885	19,052
Non-cash (gain) loss on derivatives	181,539	(98,362)	(221,294)	78,494	(320,714)	181,539	(272,715)
Impairment expense	—	48,632	254,551	161,542	153,495	—	1,259,793
Non-cash equity-based compensation expense	44,709	119,493	245,468	193,481	82,936	44,709	258,145
(Gain) loss on sale of assets	(10,690)	(12,772)	(147,537)	(29,430)	—	(10,690)	(149,953)
Other (income) expense	(144)	(231)	5,018	(1,760)	282	(144)	1,876
Certain redeemable noncontrolling interest distributions made by OpCo(1)	—	(4,242)	(4,242)	(19,963)	(30,563)	—	(4,242)
Transaction and nonrecurring expenses(2)	46,641	9,906	137,433	82,484	22,632	46,641	197,413
Settlement of acquired derivative contracts	122,632	34,895	83,142	60,787	(61,455)	122,632	83,142
Adjusted EBITDAX (non-GAAP)	$1,487,671	$1,043,310	$2,065,586	$1,598,309	$1,022,748	$2,111,644	$4,063,862
Adjustments to reconcile to Levered Free Cash Flow:
Interest expense, excluding non-cash amortization of deferred financing costs, discounts and premiums	(196,164)	(140,859)	(283,915)	(202,886)	(132,981)	(328,924)	(737,401)
Loss from extinguishment of debt, excluding non-cash write-off of deferred financing costs, discounts, and premiums	(11,963)	—	(22,360)	(14,817)	—	(11,963)	(22,360)
Current income tax benefit (expense)	(1,179)	(17,486)	1,152	(4,782)	(494)	(51,180)	(102,935)
Tax-related redeemable noncontrolling interest distributions made by OpCo	—	(260)	(1,108)	(458)	(753)	—	(1,108)
Development of oil and natural gas properties	(668,848)	(472,253)	(903,232)	(745,198)	(578,316)	(885,848)	(2,357,386)
Levered Free Cash Flow (non-GAAP)	$609,517	$412,452	$856,123	$630,168	$310,204	$833,729	$842,672
__________________
(1)In our calculation of Adjusted EBITDAX and Levered Free Cash Flow, we reflected Manager Compensation as if 100% of OpCo were owned and managed by the Company, to reflect consistent earnings and liquidity measures not impacted by the amount of OpCo’s ownership under management. After giving effect to the Corporate Simplification, the Company owns 100% of outstanding OpCo Units and no longer makes distributions to the holders of redeemable noncontrolling interests in OpCo.
(2)Transaction and nonrecurring expenses of $46.6 million for the six months ended June 30, 2026 were primarily related to earn-out payments for the acquisition of Ridgemar (Eagle Ford) LLC (“Ridgemar” and such transaction, the “Ridgemar Acquisition”), Vital Energy Merger transaction costs, capital markets transactions and divestiture and restructuring costs. Transaction and nonrecurring expenses of $9.9 million for the six months ended June 30, 2025 were primarily related to uncapitalized transaction costs related to the Ridgemar Acquisition and transaction costs related to our divestitures and the merger with SilverBow Resources, Inc. (the “SilverBow Merger”), partially offset by proceeds from a legal settlement. Transaction and nonrecurring expenses of $137.4 million during the year ended December 31, 2025 were primarily related to the Vital Energy Merger and the Ridgemar Acquisition transition costs, divestiture and restructuring costs, and legal settlement costs. Transaction and nonrecurring expenses of $82.5 million during the year ended December 31, 2024 were primarily related to the SilverBow Merger, capital markets transactions and integration expenses. Transaction and nonrecurring expenses of $22.6 million for the year ended December 31, 2023 were primarily related to the Western Eagle Ford Acquisitions and system integration expenses.
Summary Reserve and Operating Data
Summary reserve data
The following tables summarize our estimated net proved reserves and the estimated net proved reserves of the Devon EF Assets as of December 31, 2025, individually and on a combined basis. For more information regarding our reserve volume and values, see “Items 1 and 2. Business and Properties—Oil, Natural Gas and NGL Reserve Data” in our Annual Report on Form 10-K for the year ended December 31, 2025, incorporated by reference herein. For more information regarding the Devon EF Assets’ reserve volume and values, see the associated reserve report prepared by DeGolyer and MacNaughton, the independent reserve engineer with respect to the Devon EF Assets, incorporated by reference herein.
Summary reserve data based on SEC Pricing
The following table provides our and the Devon EF Assets’ reserves, standardized measure, PV-0 and PV-10 as of December 31, 2025 prepared in accordance with SEC guidelines. Combined pro forma reserve data generally represents the arithmetic sum of the amounts attributable to Crescent Energy Company and the Devon EF Assets, except that the combined pro forma standardized measure also reflects an adjustment for the estimated future income taxes attributable to the Devon EF Assets, which are not included in the historical standardized measure of the Devon EF Assets. The reserve estimates presented with respect to the Company in the tables below are based primarily on reserve reports prepared by Ryder Scott. In preparing its report, Ryder Scott evaluated properties and, together with evaluations performed by our internal technical staff, covered properties representing all of our proved reserves as of December 31, 2025. The reserve estimates presented with respect to the Devon EF Assets in the tables below are based on a reserve report prepared by DeGolyer and MacNaughton.

	As of December 31, 2025
	Crescent(1)	Devon EF Assets(3)	Combined(4)
Net Proved Reserves:
Oil (MBbls)	359,695	86,894	446,589
Natural gas (MMcf)	2,278,059	191,484	2,469,543
NGLs (MBbls)	236,146	33,011	269,157
Total Proved Reserves (MBoe)	975,518	151,819	1,127,337
Standardized Measure (millions)(2)	$7,756	$2,150	$9,883
PV-0 (millions)(2)	$14,462	$3,310	$17,772
PV-10 (millions)(2)	$8,633	$2,340	$10,973
Net Proved Developed Reserves:
Oil (MBbls)	275,734	52,056	327,790
Natural gas (MMcf)	1,819,476	94,852	1,914,328
NGLs (MBbls)	197,366	16,963	214,329
Total Proved Developed Reserves (MBoe)	776,346	84,828	861,174
PV-0 (millions)(2)	$11,774	$1,874	$13,648
PV-10 (millions)(2)	$7,517	$1,353	$8,870
Net Proved Undeveloped Reserves:
Oil (MBbls)	83,961	34,838	118,799
Natural gas (MMcf)	458,583	96,632	555,215
NGLs (MBbls)	38,780	16,048	54,828
Total Proved Undeveloped Reserves (MBoe)	199,172	66,991	266,163
PV-0 (millions)(2)	$2,688	$1,436	$4,124
PV-10 (millions)(2)	$1,116	$987	$2,103
__________________
(1)Our reserves, PV-0 and PV-10 were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For oil and NGL volumes, the average WTI posted price of $65.34 per barrel as of December 31, 2025, was adjusted for items such as gravity, quality, local conditions, gathering, transportation fees and distance from market. For natural gas volumes, the average Henry Hub Index spot price of $3.39 per MMBtu as of December 31, 2025, was similarly adjusted for items such as quality, local conditions, gathering, transportation fees and distance from market. All prices are held constant throughout the lives of the properties. The average adjusted realized product prices over the remaining lives of the properties are $64.42 per barrel of oil, $2.24 per Mcf of natural gas and $19.36 per barrel of NGLs as of December 31, 2025.
(2)Present value (discounted at PV-0 and PV-10) is not a financial measure calculated in accordance with GAAP because it does not include the effects of income taxes on future net revenues. None of PV-0, PV-10 and standardized measure represent an estimate of the fair market value of our oil and natural gas properties. Our PV-0 measurement does not provide a discount rate to estimated future cash flows. PV-0 therefore does not reflect the risk associated with future cash flow projections like PV-10 does. PV-0 should therefore only be evaluated in connection with an evaluation of our PV-10 and standardized measure. We believe that the presentation of PV-0 and PV-10 is relevant and useful to our investors as supplemental disclosure to the standardized measure because they present future net cash flows attributable to our reserves prior to taking into account future income taxes and our current tax structure. The PV-0 and PV-10 income tax amounts included in our standardized measure but not included in our PV-0 and PV-10 were $1,308.2 million and $877.5 million, respectively. We and others in our industry use PV-0 and PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities. Investors should be cautioned that none of PV-0, PV-10 and standardized measure represent an estimate of the fair market value of our proved reserves.
(3)The reserves, PV-0 and PV-10 of the Devon EF Assets were determined using SEC pricing. The 12-month 2025 average adjusted prices after differentials were $2.73 per Mcf of natural gas, $63.82 per barrel of oil, and $22.96 per barrel of NGL.
(4)Pro forma reserve data generally represents the arithmetic sum of the proved reserves, PV-0 and PV-10 attributable to Crescent Energy Company and the Devon EF Assets, except that the combined pro forma standardized measure also reflects an adjustment for the estimated future income taxes attributable to the Devon EF Assets, which are not included in the historical standardized measure of the Devon EF Assets. The proved reserves of the Devon EF Assets are based on its development plan and its reserve engineer’s reserve estimation methodologies. Because we will develop such proved reserves in accordance with our own development plan and, in the future, will estimate proved reserves in accordance with our own methodologies, the estimates presented herein for the Devon EF Assets may not be representative of our future reserve estimates with respect to these properties or the reserve estimates we would have reported if we had owned such properties as of December 31, 2025.
Summary reserve data based on NYMEX pricing
The following table provides our and the Devon EF Assets’ historical reserves, PV-0 and PV-10 as of December 31, 2025 using NYMEX pricing, individually and on a combined basis. We have included this reserve sensitivity in order to provide an additional method of presentation of the fair value of the assets and the cash flows that are expected to be generated from those assets based on the market’s forward-looking pricing expectations as of September 30, 2026. The historical 12-month average prices in our 2025 disclosures under the heading “—Summary reserve data based on SEC pricing” do not reflect the oil and natural gas futures. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not a substitute, for the data presented based on SEC pricing. In addition, we believe strip pricing provides relevant and useful information because it is widely used by investors in our industry as a basis for comparing the relative size and value of proved reserves to our peers and in particular addresses the impact of differentials compared with our peers. Our and the Devon EF Assets’ estimated historical reserves, PV-0 and PV-10 based on NYMEX pricing, were otherwise prepared on the same basis as our and the Devon EF Assets’ respective estimations based on SEC pricing reserves for the comparable period. Reserve estimates using NYMEX pricing are calculated using the internal systems of our management and have not been prepared or audited by an independent, third-party reserve engineer, but otherwise contain the same parameters, except for price and minor system differences.

	As of December 31, 2025
	Crescent(1)	Devon EF Assets(3)	Combined(4)
Net Proved Reserves:
Oil (MBbls)	359,671	87,125	446,796
Natural gas (MMcf)	2,289,911	192,944	2,482,855
NGLs (MBbls)	236,527	33,252	269,779
Total Proved Reserves (MBoe)	977,850	152,535	1,130,385
PV-0 (millions)(2)	$16,529	$4,052	$20,581
PV-10 (millions)(2)	$10,487	$2,996	$13,483
Net Proved Developed Reserves:
Oil (MBbls)	275,801	52,257	328,058
Natural gas (MMcf)	1,831,072	96,077	1,927,149
NGLs (MBbls)	197,760	17,169	214,929
Total Proved Developed Reserves (MBoe)	778,740	85,439	864,179
PV-0 (millions)(2)	$13,429	$2,270	$15,699
PV-10 (millions)(2)	$9,020	$1,712	$10,732
Net Proved Undeveloped Reserves:
Oil (MBbls)	83,870	34,868	118,738
Natural gas (MMcf)	458,839	96,867	555,706
NGLs (MBbls)	38,767	16,083	54,850
Total Proved Undeveloped Reserves (MBoe)	199,110	67,096	266,206
PV-0 (millions)(2)	$3,100	$1,782	$4,882
PV-10 (millions)(2)	$1,467	$1,284	$2,751
__________________
(1)Our NYMEX reserves, PV-0 and PV-10 were determined using NYMEX pricing, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date, as adjusted for our estimates of quality, transportation fees, and market differentials. The NYMEX reserves calculations are based on NYMEX pricing at closing on September 30, 2026 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $69.05 per barrel of oil,

$2.37 per Mcf of natural gas and $20.42 per barrel of NGLs as of September 30, 2026 for Crescent Energy Company. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not as a substitute, for the data presented based on SEC pricing. See “Risk Factors.”
(2)Present value (discounted at PV-0 and PV-10) is not a financial measure calculated in accordance with GAAP because it does not include the effects of income taxes on future net revenues. Neither PV-0 nor PV-10 represent an estimate of the fair market value of our oil and natural gas properties. Our PV-0 measurement does not provide a discount rate to estimated future cash flows. PV-0 therefore does not reflect the risk associated with future cash flow projections like PV-10 does. PV-0 should therefore only be evaluated in connection with an evaluation of our PV-10 of discounted future net cash flows. We believe that the presentation of PV-0 and PV-10 is relevant and useful to our investors about the future net cash flows of our reserves in the absence of a comparable measure such as standardized measure. We and others in our industry use PV-0 and PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities. Investors should be cautioned that neither of PV-0 and PV-10 represent an estimate of the fair market value of our proved reserves. GAAP does not prescribe any corresponding measure for PV-10 of reserves based on pricing other than SEC pricing. As a result, it is not practicable for us to reconcile our PV-10 using NYMEX pricing to standardized measure as determined in accordance with GAAP.
(3)The reserves, PV-0 and PV-10 associated with the Devon EF Assets were determined using NYMEX pricing, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date. The NYMEX reserves calculations are based on NYMEX pricing at closing on September 30, 2026 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $70.60 per barrel of oil, $3.30 per Mcf of natural gas and $25.88 per barrel of NGLs as of September 30, 2026 for the Devon EF Assets. We believe that the use of forward prices provides investors with additional useful information about reserves estimates, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not as a substitute, for the data presented based on SEC pricing. See “Risk Factors.”
(4)Pro forma reserve data generally represents the arithmetic sum of the proved reserves, the standardized measure, PV-0 and PV-10 attributable to Crescent Energy Company and the Devon EF Assets. The proved reserves of the Devon EF Assets are based on its development plan and its reserve engineer’s reserve estimation methodologies. Because we will develop such proved reserves in accordance with our own development plan and, in the future, will estimate proved reserves in accordance with our own methodologies, the estimates presented herein for the Devon EF Assets may not be representative of our future reserve estimates with respect to these properties or the reserve estimates we would have reported if we had owned such properties as of December 31, 2025.
Summary operating data
The following table summarizes production, price and cost data for the six months ended June 30, 2026 and 2025 and the years ended December 31, 2025, 2024 and 2023, in each case without giving effect to any pre-acquisition results of the Devon EF Assets Acquisition.

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025	2024	2023
Net Production:
Working Interest (Eagle Ford)
Oil (MBbls)	11,758	12,813	25,037	15,813	8,746
Natural gas (MMcf)	78,186	70,078	146,635	82,394	22,938
NGLs (MBbls)	5,934	6,710	13,226	8,778	3,271
Total (MBoe)	30,723	31,202	62,702	38,323	15,840
Average daily production (MBoe/d)	170	172	172	105	43
Working Interest (Uinta)
Oil (MBbls)	2,953	2,616	5,227	5,828	6,499
Natural gas (MMcf)	9,051	9,344	19,819	19,061	18,954
Total (MBoe)	4,461	4,174	8,530	9,005	9,658
Average daily production (MBoe/d)	25	23	23	25	26
Working Interest (Permian)
Oil (MBbls)	9,942	384	1,876	1,340	1,585
Natural gas (MMcf)	39,171	1,735	6,579	5,098	6,537
NGLs (MBbls)	6,954	186	1,011	687	859

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025	2024	2023
Total (MBoe)	23,424	859	3,983	2,877	3,534
Average daily production (MBoe/d)	129	5	11	8	10
Minerals and Royalties
Oil (MBbls)	922	392	875	778	619
Natural gas (MMcf)	5,445	3,139	7,751	6,986	7,790
NGLs (MBbls)	385	222	467	440	408
Total (MBoe)	2,214	1,137	2,634	2,382	2,325
Average daily production (MBoe/d)	12	6	7	7	6
Total
Oil (MBbls)	25,281	18,962	38,139	29,945	24,287
Natural gas (MMcf)	131,882	117,526	236,978	183,227	130,629
NGLs (MBbls)	13,859	8,576	17,382	13,154	8,475
Total (MBoe)	61,120	47,125	95,017	73,637	54,533
Average daily production (MBoe/d)	338	260	260	201	149
Average Realized Prices (before effects of derivatives):
Working Interest Eagle Ford
Oil (per Bbl)	$85.10	$66.10	$64.34	$74.07	$75.22
Natural gas (per Mcf)	$3.12	$3.04	$3.05	$1.91	$2.26
NGLs (per Bbl)	$24.32	$24.04	$23.20	$24.79	$25.89
Working Interest Uinta
Oil (per Bbl)	$57.57	$54.61	$52.96	$60.91	$61.87
Natural gas (per Mcf)	$0.53	$1.60	$1.52	$1.25	$3.65
Working Interest Permian
Oil (per Bbl)	$86.23	$67.89	$59.73	$75.99	$74.97
Natural gas (per Mcf)	$(1.89)	$1.77	$0.84	$0.68	$1.77
NGLs (per Bbl)	$13.41	$25.22	$14.35	$20.55	$18.67
Minerals and Royalties
Oil (per Bbl)	$85.48	$68.41	$61.90	$74.06	$76.19
Natural gas (per Mcf)	$3.42	$3.24	$2.99	$1.85	$2.65
NGLs (per Bbl)	$25.16	$25.22	$22.62	$25.66	$22.07
Total
Oil (per Bbl)	$83.86	$64.45	$62.21	$71.14	$72.09
Natural gas (per Mcf)	$1.46	$2.95	$2.84	$1.91	$2.84
NGLs (per Bbl)	$18.36	$23.99	$22.47	$24.10	$22.76
Average Production Costs per Boe:
Working Interest Eagle Ford	$13.37	$13.13	$12.87	$13.98	$19.70
Working Interest Uinta	$10.16	$8.16	$8.79	$7.55	$10.11
Working Interest Permian	$12.11	$22.07	$16.51	$19.26	$20.06

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025	2024	2023
Minerals and Royalties	$4.25	$6.63	$3.60	$4.14	$4.64
Total	$13.51	$15.59	$15.48	$15.86	$19.04

RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider those risk factors described under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than, in each case, information furnished rather than filed), which are incorporated by reference herein, together with all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, in evaluating an investment in our securities. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our Class A Common Stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our securities, you should also refer to the other information contained in or incorporated by reference into this prospectus supplement, including the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to the Devon EF Assets Acquisition
The completion of the Devon EF Assets Acquisition is conditioned on a number of items. There can be no assurance that the Devon EF Assets Acquisition will be completed in the anticipated time frame, or at all, or that the anticipated benefits of the Devon EF Assets Acquisition will be realized.
On October 8, 2026, we entered into the Devon EF Assets Acquisition Agreement, pursuant to which we intend to acquire the Devon EF Assets for $4,220 million in cash. The purchase price will be subject to customary purchase price adjustments set forth in the Devon EF Assets Acquisition Agreement, including reductions for proceeds received from sales of hydrocarbons from the asset after the economic effective date of July 1, 2026.
We intend to use the net proceeds from this offering to fund a portion of the cash consideration for the Devon EF Assets Acquisition. In the event that the Devon EF Assets Acquisition is not completed, we will have broad discretion over the use of proceeds from this offering and may apply such proceeds in ways you do not approve.
The respective obligations of each of the parties to effect the Devon EF Assets Acquisition are subject to the satisfaction of numerous conditions. Many of the conditions to completion of the Devon EF Assets Acquisition are not within our control, and we cannot predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived, it is possible that the Devon EF Assets Acquisition Agreement may be terminated. Accordingly, there can be no assurance that the Devon EF Assets Acquisition will be completed in the anticipated time frame, or at all, or that the anticipated benefits of the Devon EF Assets Acquisition will be realized.
The unaudited pro forma combined financial statements, the summary pro forma combined proved reserves and production data and the unaudited prospective operating information included or incorporated by reference in this prospectus supplement, or otherwise disclosed by us, are based on a number of preliminary estimates and assumptions and the actual results of operations, cash flows and financial position of the combined company after the Devon EF Assets Acquisition may differ materially.
The unaudited pro forma information and the unaudited prospective operating information included or incorporated by reference in this prospectus supplement, or otherwise disclosed by us, is presented for illustrative purposes only, has been prepared based on available information and certain assumptions and estimates that we believe are reasonable, and is not necessarily indicative of what our actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. In addition, the ultimate mix of financing procured to fund the acquisition consideration, and the terms of any such financing, are subject to market conditions and other factors. Further, the combined company’s actual results and financial position after the pro forma events occur may differ materially and adversely from the unaudited pro forma information included or incorporated by reference in this prospectus supplement. The unaudited pro forma combined financial statements included or incorporated by reference in this prospectus supplement reflect the Devon EF Assets Acquisition as an asset acquisition under GAAP and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed.

The financial forecasts disclosed in connection with the announcement of the Devon EF Assets Acquisition are based on various assumptions that may not be realized.
The financial estimates disclosed in connection with the announcement of the Devon EF Assets Acquisition were based on assumptions of, and information available to, our management when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond our control and may not be realized. Many factors will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from our estimates. In view of these uncertainties, these financial estimates should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.
Our financial estimates were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation, other than as required by applicable law, to update the financial estimates to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.
The financial estimates disclosed in connection with the announcement of the Devon EF Assets Acquisition have been prepared by, and are the responsibility of, our management. Moreover, neither our independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our prospective financial information previously disclosed, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, our prospective financial information. The reports of such independent accountants incorporated by reference herein relate exclusively to the historical financial information of the entities named in those reports.
The synergies attributable to the Devon EF Assets Acquisition may vary from expectations.
The combined company may fail to realize the anticipated benefits and synergies expected from the Devon EF Assets Acquisition, which could adversely affect the combined company’s business, financial condition and results of operations. While we expect the Devon EF Assets to enhance our Eagle Ford position, the success of the Devon EF Assets Acquisition will depend, in significant part, on the combined company’s ability to successfully integrate the Devon EF Assets, grow the revenue of the combined company and realize the anticipated strategic benefits and synergies from the combination. We believe that the Devon EF Assets Acquisition will provide operational and financial scale, increasing free cash flow and enhancing the combined company’s corporate rate of return. However, achieving these goals requires, among other things, realization of the targeted cost synergies expected from the Devon EF Assets Acquisition. This growth and the anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If the combined company is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the Devon EF Assets Acquisition within the anticipated timing or at all, the combined company’s business, financial condition and results of operations may be adversely affected.
The future results of the combined company following the Devon EF Assets Acquisition will suffer if the combined company does not effectively manage its expanded operations.
Following the Devon EF Assets Acquisition, the size of the business of the combined company will increase significantly, including the size of the combined company’s Eagle Ford position. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the Devon EF Assets Acquisition.

Risks Related to This Offering and our Class A Common Stock
The prevailing market price of shares of Class A Common Stock may be volatile.
The prevailing market price of shares of Class A Common Stock may fluctuate due to a variety of factors, including:
•general market conditions, including fluctuations in commodity prices and continuing or worsening inflation and related changes in monetary policy;
•our operating and financial performance;
•the number of identified drilling locations and our reserves estimates;
•quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues, capital expenditures, production, and unit costs;
•the public reaction to our press releases (including press releases relating to this offering), our other public announcements and our filings with the SEC;
•strategic actions by our competitors;
•changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
•speculation in the press or investment community;
•the failure of research analysts to cover our Class A Common Stock;
•sales of our Class A Common Stock by us or other stockholders, or the perception that such sales may occur;
•changes in accounting principles, policies, guidance, interpretations or standards;
•additions or departures of key management personnel;
•actions by our stockholders;
•domestic and international economic, geopolitical, legal and regulatory factors unrelated to our performance;
•general economic and political conditions, such as recessions, interest rates, local and national elections and political and regulatory developments resulting therefrom, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism, including the armed conflict in Ukraine, continued hostilities in the Middle East, including the ongoing military conflict with Iran and the Israel-Hamas conflict; and
•the realization of any risks described in this “Risk Factors” section or in the “Risk Factors” section in our most recent Annual Report on Form 10-K or subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.
These market and industry factors may materially reduce the prevailing market price of shares of Class A Common Stock regardless of our operating performance.

Future sales of our Class A Common Stock in the public market, or the perception that such sales may occur, could reduce the price of our Class A Common Stock, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.
We or other holders of our Class A Common Stock may sell additional shares of our Class A Common Stock in subsequent offerings. As of September 30, 2026, we had 330,456,708 outstanding shares of Class A Common Stock. We are party to several registration rights agreements which require us to effect the registration of and effect underwritten offerings upon the demands of 10.9% of our outstanding shares of Class A Common Stock in certain circumstances (without giving effect to any shares purchased by Independence Energy Aggregator L.P. in this offering). In addition, up to 61,387,851 shares of our Class A Common Stock are issuable upon the conversion of our Convertible Senior Notes.
In connection with this offering, we, our executive officers, directors and certain holders of our outstanding Class A Common Stock will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A Common Stock held by them for 60 days after the date of this prospectus supplement. J.P. Morgan Securities LLC and KKR Capital Markets LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to the lock-up agreements. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market pursuant to Rule 144, subject to our compliance with the public information requirement and, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that certain of our existing stockholders will be considered affiliates upon the expiration of the lock-up period based on their expected share ownership, as well as their board nomination rights (if applicable). Certain other of our stockholders may also be considered affiliates at that time.
We cannot predict the size of future issuances of our Class A Common Stock or the effect, if any, that future issuances and sales of shares of our Class A Common Stock will have on the market price of our Class A Common Stock. Sales of substantial amounts of our Class A Common Stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A Common Stock.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A Common Stock or if our operating results do not meet their expectations, the trading price of our Class A Common Stock could decline.
The trading market for our Class A Common Stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A Common Stock or if our operating results do not meet their expectations, the trading price of our Class A Common Stock could decline.

USE OF PROCEEDS
We expect to receive approximately $970.0 million of net proceeds from the sale of shares of our Class A Common Stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund a portion of the $4,220 million cash consideration for the Devon EF Assets Acquisition and related transaction costs. See “Summary—Recent Developments.” Pending the use of proceeds described in the previous sentence, the proceeds from this offering will be used to temporarily reduce the borrowings outstanding under our Revolving Credit Facility. This offering is not contingent on the completion of the Devon EF Assets Acquisition. If the Devon EF Assets Acquisition is not completed, the proceeds from this offering will be used for general corporate purposes, including the repayment of indebtedness of our subsidiaries.

CAPITALIZATION
The following table sets forth the cash and cash equivalents and capitalization of Crescent Energy Company as of June 30, 2026, on:
•an actual basis;
•as adjusted to give effect to the closing of the Devon EF Assets Acquisition and the related financing transactions; and
•as further adjusted to give effect to this offering and the use of proceeds therefrom, as described under “Use of Proceeds.”
The information set forth in the table below is illustrative only. This table should be read in conjunction with “Use of Proceeds,” included elsewhere in this prospectus supplement, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2025 and each of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2026 and June 30, 2026, each as incorporated by reference herein.

	As of June 30, 2026
	Actual	As adjusted	As further adjusted
Cash and Cash Equivalents(1)	$264,882	$17,282	$17,282
Indebtedness
Crescent Energy Company
2.750% Convertible Senior Notes due 2031(2)	$690,000	$690,000	$690,000
Less: Unamortized discount, premium and issuance costs	(18,606)	(18,606)	(18,606)
Crescent Energy Finance LLC
Borrowings under the Bridge Commitment	—	2,000,000	2,000,000
Revolving Credit Facility	—	1,983,400	1,013,400
Senior Notes(2)(3)	4,260,827	4,260,827	4,260,827
Less: Unamortized discount, premium and issuance costs	(40,060)	(51,060)	(51,060)
Crescent Royalty Finance LLC
Minerals and Royalties Term Loan(2)	45,500	45,500	45,500
Minerals and Royalties Credit Facility(2)	230,000	230,000	230,000
Less: Unamortized discount, premium and issuance costs	(1,639)	(1,639)	(1,639)
Total indebtedness	$5,166,022	$9,138,422	$8,168,422
Equity
Class A Common Stock; 1,000,000,000 shares authorized, 337,536,206 shares issued and 330,345,624 shares outstanding, actual; 337,536,206 shares issued and 330,345,624 shares outstanding, as adjusted; and 417,536,206 shares issued and 410,345,624 shares outstanding, as further adjusted	33	33	41
Treasury stock, at cost	(72,441)	(72,441)	(72,441)
Additional paid-in capital	5,191,073	5,191,073	6,161,065
Retained earnings (accumulated deficit)	33,287	33,287	33,287
Noncontrolling interests	7,637	7,637	7,637
Total equity	5,159,589	5,159,589	6,129,589
Total Capitalization(4)	$10,325,611	$14,298,011	$14,298,011

__________________
(1)As described in “Use of Proceeds,” we intend to use the net proceeds from this offering to fund a portion of the $4,220 million cash consideration for the Devon EF Assets Acquisition. Pending the use of proceeds described in the previous sentence, the proceeds from this offering will be used to temporarily reduce the borrowings outstanding under our Revolving Credit Facility. If the Devon EF Assets Acquisition is not completed, the proceeds from this offering will be used for general corporate purposes, including the repayment of indebtedness of our subsidiaries.
(2)Shown at principal amount.
(3)Consists of (i) approximately $258.7 million outstanding principal of 7.750% Senior Notes due 2029, all of which we elected in July 2026 to redeem at a redemption price equal to 100.000% of the principal amount thereof, plus accrued and unpaid interest, and which were redeemed on July 31, 2026, (ii) approximately $302.1 million outstanding principal of 9.750% Senior Notes due 2030, (iii) $1.0 billion outstanding principal of 7.875% Senior Notes due 2032, (iv) $1.1 billion outstanding principal of 7.625% Senior Notes due 2032, (v) $1.0 billion outstanding principal of 7.375% Senior Notes due 2033, and (vi) $600.0 million outstanding principal of 8.375% Senior Notes due 2034.
(4)Does not give effect to the quarterly dividend of $0.12 per share, or $0.48 per share on an annualized basis, declared by our Board of Directors on August 3, 2026 with respect to the second quarter of 2026. The quarterly dividend was paid on August 31, 2026 to holders of our Class A Common Stock of record as of the close of business on August 17, 2026. See “Dividend Policy.”

DIVIDEND POLICY
On August 3, 2026, our Board of Directors approved a quarterly cash dividend of $0.12 per share, or $0.48 per share on an annualized basis, to be paid to shareholders of our Class A Common Stock with respect to the second quarter of 2026. The quarterly dividend was paid on August 31, 2026 to shareholders of record as of the close of business on August 17, 2026.
Our return of capital framework includes a fixed $0.12 per share quarterly dividend and a share repurchase program, which provides for the repurchase of up to $400 million of our outstanding shares of Class A Common Stock. Our return of capital framework is designed to deliver a reliable return of capital to our stockholders, and we believe our dividend is more stable than that of our peers as it is not impacted by capital expenditures with our dividends taking priority to reinvestment decisions and is supported by an active hedging program. Our management team has a long history of paying dividends to stockholders and Independence, our predecessor, paid dividends for nine consecutive years as a private company, through volatile commodity and market conditions and while maintaining a low leverage profile.

CERTAIN ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the acquisition and holding of shares of Class A Common Stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-United States plans (as described in Section 4(b)(4) of ERISA) and other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).
This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus supplement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.
In considering an investment in shares of Class A Common Stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of Class A Common Stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, and any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:
•whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;
•whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;
•whether the investment is permitted under the terms of the applicable documents governing the Plan;
•whether the acquisition or holding of the shares of Class A Common Stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and
•whether the Plan will be considered to hold, as plan assets, (i) only shares of Class A Common Stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available.

A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of Class A Common Stock by an ERISA Plan with respect to which the issuer or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.
Because of the foregoing, shares of Class A Common Stock should not be acquired or held by any person investing “plan assets” of any Plan unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.
Plan Asset Issues
Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code or any other applicable Similar Laws.
The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:
(a)the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;
(b)the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or
(c)there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.
Our assets should not be considered “plan assets” under these regulations because any investment in the shares of our Class A Common Stock offered pursuant to this prospectus supplement by an ERISA Plan will satisfy the requirements in (a) above.
Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Class A Common Stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of Class A Common Stock. Purchasers of shares of Class A Common Stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of Class A Common Stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable

Similar Laws. The sale of shares of Class A Common Stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.
Representation
Accordingly, by its acquisition and acceptance of shares of our Class A Common Stock (or any interest therein), each purchaser and subsequent transferee of shares of our Class A Common Stock will be deemed to have represented and warranted by its acquisition and holding thereof that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the shares of our Class A Common Stock (or any interest therein) constitutes assets of any Plan or (ii) the acquisition, holding, and subsequent disposition of the shares of our Class A Common Stock (or any interest therein) by such purchaser or subsequent transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) that acquired such common stock pursuant to this offering and holds our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on certain net investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:
•banks, insurance companies or other financial institutions;
•tax-exempt or governmental organizations;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);
•dealers in securities or foreign currencies;
•persons whose functional currency is not the U.S. dollar;
•traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
•persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and
•certain former citizens or long-term residents of the United States.
PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE

OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION, OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Non-U.S. Holder Defined
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult with their own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.
Distributions
Distributions of cash or other property on our common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Sale or Other Taxable Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.
Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons, unless an applicable income tax treaty provides otherwise. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Sale or Other Taxable Disposition of Common Stock
Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;
•the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States; or
•our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.
A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons, unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).
Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our common stock continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If our common stock were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. holders should consult with their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock, including regarding potentially applicable income tax treaties that may provide for different rules.
Backup Withholding and Information Reporting
Any distributions paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.
Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.
Additional Withholding Requirements under FATCA
Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on “withholdable payments” (as defined in the Code), including dividends on our common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common stock would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in our common stock.
INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

UNDERWRITING (CONFLICTS OF INTEREST)
Under the terms and subject to the conditions contained in an underwriting agreement dated October 8, 2026, we have agreed to sell to the underwriters named below, for whom J.P. Morgan Securities LLC, KKR Capital Markets LLC and Raymond James & Associates, Inc. are acting as representatives, the following respective numbers of shares of Class A Common Stock:

Underwriter	Number of Shares
J.P. Morgan Securities LLC	25,600,000
KKR Capital Markets LLC	25,200,000
Raymond James & Associates, Inc.	11,200,000
Evercore Group L.L.C.	5,000,000
Wells Fargo Securities, LLC	5,000,000
KeyBanc Capital Markets Inc.	2,000,000
Mizuho Securities USA LLC	2,000,000
Truist Securities, Inc.	2,000,000
Johnson Rice & Company L.L.C.	400,000
PEP Advisory LLC	400,000
Stephens Inc.	400,000
Perella Weinberg Partners LP	400,000
American Veterans Group, PBC	80,000
Cabrera Capital Markets LLC	80,000
CastleOak Securities, L.P.	80,000
C.L. King & Associates, Inc.	80,000
Guzman & Company	80,000
Total	80,000,000.00
The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A Common Stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
We have granted the underwriters the option to purchase up to an additional 12,000,000 shares of Class A Common Stock less the underwriting discounts and commissions and on the same terms and conditions set forth above within 30 days from the date of this prospectus supplement solely to cover over-allotments.
The underwriters propose to offer the shares of Class A Common Stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of up to $0.206250 per share. After the initial offering of the shares of Class A Common Stock, the underwriters may change the public offering price and concession. Sales of any shares of Class A Common Stock made outside of the United States may be made by affiliates of the underwriters.

The following table summarizes the underwriting discounts and commissions we will pay. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an aggregate 12,000,000 additional shares of Class A Common Stock:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions paid by us	$0.34375	$0.34375	$27,500,000	$31,625,000
The expenses of this offering that have been paid or are payable by us are estimated to be approximately $2.5 million. We have also agreed to reimburse the underwriters up to $50,000 for expenses related to the review of this offering by FINRA. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.
Our Class A Common Stock is listed on the NYSE under the symbol “CRGY.”
We have agreed that, subject to certain exceptions, we will not, directly or indirectly, take any of the following actions: (i) offer, sell, issue, contract to sell, pledge, lend or otherwise dispose of shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock within the meaning of Section 16 of the Exchange Act or (v) file with the SEC a registration statement under the Securities Act relating to shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, or publicly disclose the intention to take any such action, without the prior written consent of J.P. Morgan Securities LLC and KKR Capital Markets LLC, for a period of 60 days after the date of this prospectus supplement.
Our executive officers, directors and certain other holders of our outstanding Class A Common Stock have agreed that they will not offer, sell, contract to sell, pledge, lend or otherwise dispose of, directly or indirectly, any shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Common Stock, whether any such aforementioned transaction is to be settled by delivery of our Class A Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, loan or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of J.P. Morgan Securities LLC and KKR Capital Markets LLC, for a period of 60 days after the date of this prospectus supplement, subject to certain exceptions. The underwriters, in their sole discretion, may release the securities subject to the restrictions described above, in whole or in part at any time or from time to time.
In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.
•Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase through the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares the underwriters may purchase through the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.
•Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of the Class A Common Stock. As a result the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE and, if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. J.P. Morgan Securities LLC is acting as financial advisor to the Company in connection with the Devon EF Assets Acquisition and will receive customary fees upon the closing of the Devon EF Assets Acquisition. Independence Energy Aggregator L.P., an entity affiliated with KKR & Co. Inc. and a holder of approximately 7.9% of our Class A Common Stock, has agreed to purchase 40,000,000 shares of Class A Common Stock offered hereby at the public offering price and on the same terms as the other shares of Class A Common Stock offered hereby.
Conflicts of Interest
An entity affiliated with KKR Capital Markets LLC is the sole holder of our non-economic Series I preferred stock, par value $0.0001 per share, which entitles the holder thereof to appoint our Board of Directors and to certain other approval rights. In addition, an affiliate of J.P. Morgan Securities LLC: (i) has provided the Bridge Commitment, which commitment amount will be reduced by the net cash proceeds of this offering and (ii) is a lender under the Revolving Credit Facility and may receive at least 5% of the net offering proceeds to the extent such net offering proceeds are used to temporarily reduce borrowings outstanding under the Revolving Credit Facility. See “Use of Proceeds.” Accordingly, this offering will be conducted in accordance with Rule 5121 of FINRA. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in paragraph (f)(3) of Rule 5121, exists for our Class A Common Stock. J.P. Morgan Securities LLC and KKR Capital Markets LLC will not confirm sales of Class A Common Stock to any account over which it exercises discretionary authority without the prior written approval of the customer.
Selling Restrictions
Notice to Prospective Investors in Canada
The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the prospectus regulation, except that the shares of common stock may be offered to the public in that Relevant State at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of common stock being offered to a financial intermediary as that term is used in the Prospectus

Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
Each Underwriter severally and not jointly or jointly and severally, represents, warrants and agrees that it has not made and will not make an offer of the shares to the public in the United Kingdom, except that it may make an offer to the public in the United Kingdom of any shares at any time:
(a)where (i) the offer is conditional on the admission of the shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR); or (ii) the shares being offered are at the time of the offer already admitted to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);
(b)to any qualified investor as defined in paragraph 15 of Schedule 1 of the POATR;
(c)to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the Global Coordinator for any such offer; or
(d)in any other circumstances falling within Part 1 of Schedule 1 of the POATR.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” (as defined in the Companies Ordinance (Winding Up and Miscellaneous Provisions) (Cap.32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus supplement relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (DFSA) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Australia
This prospectus supplement:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).
The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares you represent and warrant to us that you are an Exempt Investor.
As any offer of the shares under this prospectus supplement will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of sale of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in Singapore
This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, no shares have been or will be offered or sold and no shares have been or will be made the subject of an invitation for subscription or purchase, and no prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has been or will be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Notice to Prospective Investors in Switzerland
This prospectus supplement does not constitute an offer to the public or a solicitation to purchase or invest in any shares. No shares have been offered or will be offered to the public in Switzerland, except that offers of shares may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):
(a)to any person which is a professional client as defined under the FinSA;
(b)to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of lead bookrunner for any such offer; or
(c)in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of shares shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA. The shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS
The validity of the shares of our Class A Common Stock offered by this prospectus supplement will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP.
EXPERTS
The financial statements of Crescent Energy Company as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, incorporated by reference in this prospectus supplement, and the effectiveness of Crescent Energy Company’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.
The statements of revenues and direct operating expenses for the Devon EF Assets (the “Statements”), for the years ended December 31, 2025 and 2024, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the Statements contains a Basis of Accounting paragraph that states the accompanying Statements were prepared for the purpose of complying with the rules and regulations of the SEC and are not intended to be a complete presentation of the operations of the properties. The audit report also contains an Other Matter paragraph describing the limited procedures performed on the accompanying supplemental oil and natural gas reserve information and stating that KPMG does not express an opinion or provide any assurance on that information.
The consolidated financial statements of Vital Energy, Inc. at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, appearing in Crescent Energy Company’s Current Report on Form 8-K dated October 8, 2026, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Estimates of our oil and natural gas reserves and related future net cash flows and present values thereof related to our properties as of December 31, 2025 included and incorporated by reference in this prospectus supplement were primarily based on the proved reserves estimates prepared by Ryder Scott Company, L.P., our independent reserve engineer, summary letters of which are incorporated by reference into this prospectus supplement. We have incorporated these estimates in reliance on the authority of such firm as experts in such matters.
Estimates of the oil and natural gas reserves and related future net cash flows and present values related to the Devon EF Assets as of December 31, 2025 included and incorporated by reference herein were based primarily on the proved reserves estimates prepared by DeGolyer and MacNaughton, independent reserve engineer, a summary letter of which is incorporated by reference into this prospectus supplement. We have incorporated these estimates in reliance on the authority of such firm as stated in its report.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A Common Stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A Common Stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Our website is located at www.crescentenergyco.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus, and investors should not rely on such information in making a decision to purchase our Class A Common Stock.
We furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
We “incorporate by reference” into this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later.
In particular, we incorporate by reference into this prospectus supplement the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules):
•our Annual Report on Form 10-K for the year ended December 31, 2025, filed on February 25, 2026;
•our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2026, filed on May 4, 2026, and for the quarter ended June 30, 2026, filed on August 3, 2026;
•our Current Reports on Form 8-K filed on January 2, 2026, March 2, 2026, March 9, 2026, May 22, 2026 and October 8, 2026; and
•the description of our Class A Common Stock contained in our Registration Statement on Form 8-A, filed on December 7, 2021, including any amendments or reports filed for the purpose of updating the description.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference into this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:
600 Travis Street, Suite 7200
Houston, Texas 77002
(713) 332-7001
Attention: Investor Relations

Crescent Energy Company
Class A Common Stock
Preferred Stock
Warrants

Crescent Energy Company (the “Company,” “we,” “our” or “us”) may offer and sell the following securities from time to time in one or more transactions and in amounts, at prices and on terms to be determined by market conditions at the time of our offerings: (i) Class A common stock, par value $0.0001 per share (“Class A Common Stock”), (ii) preferred stock, par value $0.0001 per share, and (iii) warrants to purchase Class A Common Stock, preferred stock or any combination thereof.
This prospectus provides you with a general description of the securities offered hereby, including our Class A Common Stock, and the general manner in which we will offer such securities. More specific terms of any securities that we offer may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement before you invest in any of our securities.
We may offer and sell these securities from time to time in amounts, at prices and on terms to be determined by market conditions and other factors at the time of our offerings, including at prevailing market prices or at prices negotiated with buyers. We may offer and sell the securities described in this prospectus and any prospectus supplement through agents, through underwriters or dealers or directly to one or more purchasers, including existing stockholders, or through a combination of these methods. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the sections of this prospectus entitled “About This Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing such securities and the method and terms of the offering of such securities.
Our Class A Common Stock is traded on The New York Stock Exchange (“NYSE”) under the symbol “CRGY.” The closing price for our Class A Common Stock on October 7, 2026, was $13.47 per share, as reported on the NYSE.

Investing in our securities involves risks. See “Risk Factors” beginning on page 6.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 8, 2026.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date.
i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus generally describes Crescent Energy Company and its securities, including its Class A Common Stock. We may use the shelf registration statement to sell the listed securities from time to time through any means described in the section entitled “Plan of Distribution.”
More specific terms of any securities we offer may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered, any specific allocation of the net proceeds of an offering of securities to a specific purpose and other terms of the offering. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the captions “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”
No offer of the securities will be made in any jurisdiction where the offer is not permitted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus contains or incorporates by reference information that includes or is based upon “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated by reference herein concerning, among other things, planned capital expenditures, increases in oil, natural gas and natural gas liquids (“NGL”) production, the number of anticipated wells to be drilled or completed after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:
•our ability to integrate operations or realize any anticipated operational or corporate synergies and other benefits of the acquisition of the Eagle Ford assets (the “Devon EF Assets,” and such acquisition, the “Devon EF Assets Acquisition”) from Devon Energy Production Company, L.P., a subsidiary of Devon Energy Corporation (NYSE: DVN), if completed;
•the risk that the Devon EF Assets Acquisition, if completed, may not be accretive, and may be dilutive, to our earnings per share, which may negatively affect the market price of our Class A Common Stock;
•risks relating to the Devon EF Assets Acquisition, including the risk that we may fail to complete the Devon EF Assets Acquisition and/or realize the expected benefits therefrom;
•commodity price volatility;
•our business strategy;
•our ability to identify and select opportunities for additional acquisitions, dispositions and other strategic transactions;
•capital requirements and uncertainty of obtaining additional funding on terms acceptable to us;
•the impact of sales hereunder to the trading price of our Class A Common Stock;
•risks and restrictions related to our debt agreements and the level of our indebtedness;
•our reliance on KKR Energy Assets Manager LLC as our external manager;
•our hedging strategy and results;
•realized oil, natural gas and NGL prices;
•political and economic conditions and events in the U.S. and in foreign oil, natural gas and NGL producing countries, including embargoes, political and regulatory changes implemented by the Trump Administration, continued hostilities in the Middle East, including the Israel-Hamas conflict and the conflict with Iran, and other sustained military campaigns, the armed conflict in Ukraine and associated economic sanctions on Russia, conditions and developments in South America and in China and acts of terrorism or sabotage;
•changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements, including such changes that may be implemented by the Trump Administration and foreign governments;

•general economic conditions, including the impact of inflation, elevated interest rates and associated changes in monetary policy;
•the impact of central bank policy actions, including any changes in interest rates, any changes in its policy priorities, and disruptions in the banking industry and in the capital markets;
•the severity and duration of public health crises and any resultant impact on governmental actions, commodity prices, supply and demand considerations, and storage capacity;
•timing and amount of our future production of oil, natural gas and NGLs;
•a decline in oil, natural gas and NGL production, and the impact of general economic conditions on the demand for oil, natural gas and NGLs and the availability of capital;
•unsuccessful drilling and completion activities and the possibility of resulting write downs;
•our ability to meet our proposed drilling schedule and to successfully drill wells that produce oil, natural gas and NGLs in commercially viable quantities;
•shortages of equipment, supplies, services and qualified personnel and increased costs for such equipment, supplies, services and personnel, including any delays and/or supply chain disruptions due to continued hostilities in the Middle East and international trade rules and regulations;
•adverse variations from estimates of reserves, production, prices and expenditure requirements, and our inability to replace our reserves through exploration and development activities;
•incorrect estimates associated with properties we acquire, including the Devon EF Assets, relating to estimated proved reserves, the presence or recoverability of estimated oil, natural gas and NGL reserves and the actual future production rates and associated costs of such acquired properties;
•hazardous, risky drilling operations, including those associated with the employment of horizontal drilling techniques, and adverse weather and environmental conditions;
•limited control over non-operated properties;
•title defects to our properties and inability to retain our leases;
•our ability to successfully develop our large inventory of undeveloped acreage;
•our ability to retain key members of our senior management and key technical employees;
•our ability to successfully execute our growth strategies and risks relating to managing our growth;
•impact of environmental, occupational health and safety, and other governmental regulations, and of current or pending legislation that may negatively impact the future production of oil and natural gas or drive the substitution of renewable forms of energy for oil and natural gas;
•federal and state regulations and laws, including those relating to taxes (including the One Big Beautiful Bill Act and the Inflation Reduction Act of 2022), tariffs and international trade, safety and the protection of the environment, and the impact thereof on us;
•our ability to predict and manage the effects of actions of the Organization of Petroleum Exporting Countries and its allies and agreements to set and maintain production levels, including compliance with, changes to or departures from such arrangements, the effects of which may be exacerbated by the continued hostilities in the Middle East, including the conflict with Iran, and developments in Venezuela and other major oil-producing countries;
•information technology failures or cyberattacks;

•changes in tax laws and the impact of those changes on us;
•effects of competition; and
•seasonal weather conditions.
We caution you that these forward-looking statements are subject to all of the risks and uncertainties incident to the development, production, gathering and sale of oil, natural gas and NGLs, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability and cost of drilling and production equipment and services, other risks related to the Devon EF Assets Acquisition, project construction delays, environmental risks, drilling and other operating risks, lack of availability or capacity of midstream gathering and transportation infrastructure, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, including restrictions due to elevated interest rates, the timing of development expenditures and the other risks described in “Item 1A. Risk Factors” in each of our Annual Report on Form 10-K for the year ended December 31, 2025 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2026 and June 30, 2026, each incorporated herein by reference.
Reserve engineering is a process of estimating underground accumulations of hydrocarbons that cannot be measured in an exact way. The accuracy of any reserve estimates depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development program. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.
Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

INFORMATION ABOUT THE COMPANY
Our Company
We are a differentiated U.S. energy company committed to delivering value through a disciplined, returns-driven growth through acquisition strategy and consistent return of capital. Our long-life, balanced portfolio combines significant cash flow from stable production with deep, high-quality development inventory. Our activities are focused in the Eagle Ford, Permian Basin and Uinta Basin, and we own minerals and royalty interests across premier U.S. oil and natural gas basins, primarily operated by large, well-capitalized companies, with a core focus in the Eagle Ford. Our Class A Common Stock trades on the NYSE under the symbol “CRGY.”
Company Information
Our principal executive offices are located at 600 Travis Street, Suite 7200, Houston, Texas 77002, and our telephone number is ((713) 332-7001. Our website is www.crescentenergyco.com. The information found on our website is not part of this prospectus.

RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider those risk factors described under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than, in each case, information furnished rather than filed), which are incorporated by reference herein, and those risk factors that may be included in any applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference, in evaluating an investment in our securities. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our Class A Common Stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our securities, you should also refer to the other information contained in or incorporated by reference into this prospectus, including the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS
Except as otherwise provided in any applicable prospectus supplement, we intend to use the net proceeds we receive from the sale of securities for general corporate purposes, which may include repayment of indebtedness, financing of future acquisitions and capital expenditures and additions to working capital.
Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in any applicable prospectus supplement.

PLAN OF DISTRIBUTION
We may use one or more of the following methods when selling securities under this prospectus:
•underwritten transactions;
•privately negotiated transactions;
•exchange distributions and/or secondary distributions;
•sales in the over-the-counter market;
•ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•broker-dealers may agree with us to sell a specified number of such securities at a stipulated price per security;
•a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;
•short sales and delivery of shares of our Class A Common Stock to close out short positions;
•sales by broker-dealers of shares of our Class A Common Stock that are loaned or pledged to such broker-dealers;
•“at-the-market” offerings into an existing trading market in accordance with Rule 415(a)(4) under the Securities Act;
•a combination of any such methods of sale; and
•any other method permitted pursuant to applicable law.
We may prepare prospectus supplements that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.
We may fix a price or prices of our securities at:
•market prices prevailing at the time of any sale under this registration statement;
•prices related to market prices; or
•negotiated prices.
We may change the price of the securities offered from time to time.
If we use underwriters in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If we use an underwriting syndicate, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.
If dealers are used in an offering, we may sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.
If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.
Dealers and agents named in a prospectus supplement may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may enter into agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act.
Underwriters, dealers or agents and their associates may engage in other transactions with and perform other services for us in the ordinary course of business.
If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.
In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be named in the applicable prospectus supplement (or a post-effective amendment).
In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus and an applicable prospectus supplement. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
The specific terms of any lock-up provisions in respect of any given offering will be described in any applicable prospectus supplement.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

DESCRIPTION OF CAPITAL STOCK
The following summary of certain material provisions of Crescent Energy Company’s (“we,” “us” and “our”) capital stock does not purport to be complete and is subject to and qualified by reference to our amended and restated certificate of incorporation (our “Amended and Restated Charter”), and our amended and restated bylaws (our “Amended and Restated Bylaws”). The summary below is also qualified by reference to the provisions of the Delaware General Corporation Law (“DGCL”).
General
Our authorized capital stock consists of 2,000,000,000 shares, divided into the following classes:
•1,000,000,000 shares of Class A Common Stock, par value $0.0001 per share (our “Class A Common Stock”);
•500,000,000 shares of Class B Common Stock, par value $0.0001 per share (our “Class B Common Stock”); and
•500,000,000 shares of preferred stock, of which (y) 1,000 shares are Non-Economic Series I Preferred Stock (our “Non-Economic Series I Preferred Stock”) and (z) the remaining 499,999,000 shares may be designated from time to time in accordance with our Amended and Restated Charter (together, with the Non-Economic Series I Preferred Stock, our “Preferred Stock”).
Class A Common Stock
Voting Rights. Prior to the Trigger Date (as defined in the section herein titled “Non-Economic Series I Preferred Stock”), holders of our Class A Common Stock will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date, the holders of our Class A Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Class A Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and our Class B Common Stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our Amended and Restated Charter that would alter or change the powers, preferences or special rights of our Non-Economic Series I Preferred Stock or our Class B Common Stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the class of stock affected by the amendment, voting as a separate class, or as otherwise required by applicable law.
Dividend Rights. Holders of our Class A Common Stock will be entitled to ratably receive dividends when and if declared by our Board of Directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding Preferred Stock.
Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of our Class A Common Stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any outstanding shares of our Preferred Stock.
Other Matters. Our Class A Common Stock will have no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable to our Class A Common Stock.
As of October 6, 2026, 330,456,708 shares of Class A Common Stock were outstanding.
Class B Common Stock
Voting Rights. Prior to the Trigger Date, holders of our Class B Common Stock will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date, the holders of our Class B Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Class B Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and our Class B Common Stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our Amended and Restated Charter that would alter or change the powers, preferences or special rights of our Non-Economic Series I Preferred Stock or our Class B Common Stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the class of stock affected by the amendment, voting as a separate class, or as otherwise required by applicable law.
Dividend and Liquidation Rights. Holders of our Class B Common Stock will not have any right to receive dividends, unless the dividend consists of shares of our Class B Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for our Class B Common Stock paid proportionally with respect to each outstanding share of our Class B Common Stock and a dividend consisting of shares of our Class A Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for our Class A Common Stock on the same terms as simultaneously paid to the holders of our Class A Common Stock. Holders of our Class B Common Stock will not have any right to receive a distribution upon liquidation or winding up.
As of October 6, 2026, no shares of Class B Common Stock were outstanding.
Preferred Stock
Our Board of Directors is authorized, subject to limitations prescribed by Delaware law, to issue our Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers (including voting powers), preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders (except as may be required by the terms of any preferred stock then outstanding). Our Board of Directors may (except where otherwise provided in the applicable preferred stock designation) increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares outstanding) the number of shares of any series of our Preferred Stock, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of our Preferred Stock with voting or conversion rights that could adversely affect the proportion of voting power held by, or other relative rights of, the holders of our Class A Common Stock or our Class B Common Stock.
Non-Economic Series I Preferred Stock
Dividends and Liquidation Rights. Except for any distribution required by the DGCL to be made upon a dissolution event, the holder of the Non-Economic Series I Preferred Stock (the “Preferred Stockholder”) does not have any rights to receive dividends. Upon any voluntary or involuntary liquidation, dissolution or winding up of us, the holder of our Non-Economic Series I Preferred Stock will be entitled to a payment equal to $0.01 per share of our Non-Economic Series I Preferred Stock.
Voting Rights. The holder of our Non-Economic Series I Preferred Stock is entitled to one vote per share on any matter that is submitted to a vote of stockholders. In addition, the holder of our Non-Economic Series I Preferred Stock will have the exclusive right to elect the members of our Board of Directors prior to the date (the “Trigger Date”) following the earlier of (i) the first date on which the Preferred Stockholder and its affiliates no longer collectively beneficially own the Minimum Retained Ownership (as defined in our Amended and Restated Charter) and (ii) the date the Preferred Stockholder elects, by delivering written notice to us, to cause the Trigger Date to occur. Upon occurrence of the Trigger Date, all rights, powers, preferences and privileges associated with shares of our Non-Economic Series I Preferred Stock and associated with being the Preferred Stockholder in its capacity as the owner of the Non-Economic Series I Preferred Stock will automatically terminate in all respects and all shares of our Non-Economic Series I Preferred Stock will be automatically cancelled and forfeited for no consideration.
Actions Requiring Preferred Stockholder Approval. Prior to the Trigger Date, certain actions will require the prior approval of the Preferred Stockholder, including, without limitation:
•entry into a debt financing arrangement in an amount in excess of 10% of our then existing long-term indebtedness (other than with respect to intercompany debt financing arrangements);

•issuances of securities that would (i) represent at least 5% of any class of equity securities or (ii) have designations, preferences, rights, priorities or powers that are more favorable than our Class A Common Stock or Class B Common Stock;
•adoption of a stockholder rights plan;
•amendment of our Amended and Restated Charter and certain provisions of our Amended and Restated Bylaws relating to our Board of Directors, our officers, quorum, adjournment and the conduct of stockholder meetings, and provisions related to stock certificates, registrations of transfers, maintenance of books and records and amendments of our Amended and Restated Bylaws;
•the appointment or removal of our Chief Executive Officer or a Co-Chief Executive Officer, provided that, a majority of our directors that are independent for purposes of the Audit Committee of the Board of Directors under the rules and regulations of The New York Stock Exchange, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Independent Directors”) may remove a Chief Executive Officer without the prior approval of the Preferred Stockholder solely for Cause (as defined in our Amended and Restated Charter);
•the termination of the employment of any of our officers without Cause;
•the merger, sale or other dispositions of all or substantially all of the assets, taken as a whole, of us and our subsidiaries; and
•the liquidation or dissolution of us.
Transferability. The holder of our Non-Economic Series I Preferred Stock may transfer all or any part of our Non-Economic Series I Preferred Stock held by it without first obtaining approval of any other stockholder so long as (i) it obtains prior written approval of a majority of the Independent Directors of our Board of Directors and (ii) the transferee assumes the rights and duties of our Non-Economic Series I Preferred Stock under our Amended and Restated Charter and agrees to be bound by the provisions of our Amended and Restated Charter.
Corporate Opportunities
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. To the fullest extent permitted by law, each of our directors and officers will have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, including business interests and activities in direct competition with the business and activities of us, and we will waive and renounce any interest or expectancy therein. In addition, the doctrine of corporate opportunity will not apply with respect to us, any of our officers or directors, the Preferred Stockholder or any of their respective affiliates in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and we will renounce any expectancy that such persons will offer any such corporate opportunity of which he, she or it may become aware to us. Notwithstanding the foregoing, we will not renounce our interest in any corporate opportunity offered to any of our directors or officers if such opportunity is expressly offered in writing to such person solely in his or her capacity as a director or officer of us and is one that such director or officer has no duty (contractual or fiduciary) to offer to KKR & Co. Inc. or its affiliates.
Anti-Takeover Provisions
Our Amended and Restated Charter and our Amended and Restated Bylaws and the DGCL contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal, and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of our Class A Common Stock held by stockholders. The following is a summary of certain provisions that may be deemed to have such effects:
Election and Removal of Directors
Prior to the Trigger Date, the Preferred Stockholder has the sole authority to elect directors. Prior to the Trigger Date, the Preferred Stockholder has the sole authority to remove and replace any director, with or without cause, at any time, subject to limited exceptions during the Protected Periods (as defined in the Amended and Restated Charter). In addition, our Amended and Restated Charter also provides that, any newly created directorship on our Board of Directors that results from an increase in the number of directors and any vacancies on our Board of Directors will be filled by the Preferred Stockholder.
Actions Requiring Preferred Stockholder Approval
Prior to the Trigger Date, certain actions will require the prior approval of the Preferred Stockholder. See the section titled “Non-Economic Series I Preferred Stock” above.
Amendments to our Amended and Restated Charter
Except as otherwise expressly provided by applicable law, only the vote of the Preferred Stockholder, together with the approval of our Board of Directors, shall be required in order to amend our Amended and Restated Charter and certain provisions of our Amended and Restated Bylaws. See the section titled “Non-Economic Series I Preferred Stock” above.
Special Stockholder Meetings
Our Amended and Restated Charter provides that special meetings of the holders of our Class A Common Stock and Class B Common Stock may be called at any time by our Board of Directors, the Preferred Stockholder or, prior to the Trigger Date, a majority of our Independent Directors.
Stockholder Action by Written Consent
Our Amended and Restated Charter provides that, if consented to by our Board of Directors and the Preferred Stockholder in writing, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding Class A Common Stock and Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted and such consent or consents are delivered in accordance with Section 228 of the DGCL.
Requirements for Advance Notification of Stockholder Proposals
Our Amended and Restated Bylaws will establish advance notice procedures with respect to stockholder proposals relating to the limited matters on which our Class A Common Stock and Class B Common Stock may be entitled to vote. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our Amended and Restated Bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our Amended and Restated Bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may deter, delay or discourage a potential acquirer from attempting to influence or obtain control of us.

Merger, Sale or Other Disposition of Assets
Our Amended and Restated Charter provides that we may not sell, exchange, lease or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, or consummate any merger, sale or other similar combination without the prior approval of the Preferred Stockholder.
Choice of Forum
Unless we consent in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, solely to the extent that the Court of Chancery lacks subject matter jurisdiction, the federal district court located in the State of Delaware) is the exclusive forum for resolving (i) any derivative action, suit or proceeding brought on behalf of the corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the corporation to the corporation or the corporation’s stockholders, (iii) any action, suit or proceeding asserting a claim arising pursuant to any provision of the DGCL, our Amended and Restated Charter or our Amended and Restated Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine, and (b) the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act, in each case except as otherwise provided in our Amended and Restated Charter for any series of our Preferred Stock.
Business Combinations
We have elected to opt out of Section 203 of the DGCL, which provides that an “interested stockholder” (a person other than the corporation or any direct or indirect majority-owned subsidiary who, together with affiliates and associates, owns, or, if such person is an affiliate or associate of the corporation, within three years did own, 15% or more of the outstanding voting stock of a corporation) may not engage in “business combinations” (which is broadly defined to include a number of transactions, such as mergers, consolidations, asset sales and other transactions in which an interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders) with the corporation for a period of three years after the date on which the person became an interested stockholder without certain statutorily mandated approvals.
Limitation of Liability and Indemnification Matters
Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•for any breach of their duty of loyalty to us or our stockholders;
•for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
•for any transaction from which the director derived an improper personal benefit.
Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers may be further limited to the fullest extent permitted by the DGCL.
We have entered into indemnification agreements with each of our current directors and officers, and we intend to enter into such agreements with each of our future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that is in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.
Transfer Agent
The transfer agent for our Class A Common Stock is Equiniti Trust Company, LLC. We have agreed to indemnify Equiniti Trust Company, LLC in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

DESCRIPTION OF WARRANTS
We may issue warrants for the purchase of our Class A Common Stock, preferred stock or any combination thereof. Warrants may be issued independently or together with our securities offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.
You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:
(1)the number of securities purchasable upon exercise of the warrants and the price at which such securities may be purchased upon exercise of the warrants;
(2)the date on which the right to exercise the warrants commences and the date on which such right expires (the “Expiration Date”);
(3)the United States federal income tax consequences applicable to the warrants;
(4)the amount of the warrants outstanding as of the most recent practicable date; and
(5)any other terms of the warrants.
Warrants will be offered and exercisable for United States dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of securities at such exercise price as is in each case set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.
Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of securities, including the right to receive payments of any dividends on the securities purchasable upon exercise of the warrants, or to exercise any applicable right to vote.

LEGAL MATTERS
Vinson & Elkins L.L.P., Houston, Texas, will pass upon the validity of the securities covered by this prospectus. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.
EXPERTS
The financial statements of Crescent Energy Company as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, incorporated by reference in this prospectus, and the effectiveness of Crescent Energy Company’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.
The statements of revenues and direct operating expenses for the Devon EF Assets (the “Statements”), for the years ended December 31, 2025 and 2024, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the Statements contains a Basis of Accounting paragraph that states the accompanying Statements were prepared for the purpose of complying with the rules and regulations of the SEC and are not intended to be a complete presentation of the operations of the properties. The audit report also contains an Other Matter paragraph describing the limited procedures performed on the accompanying supplemental oil and natural gas reserve information and stating that KPMG does not express an opinion or provide any assurance on that information.
The consolidated financial statements of Vital Energy, Inc. at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, appearing in Crescent Energy Company’s Current Report on Form 8-K dated October 8, 2026, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Estimates of our oil and natural gas reserves and related future net cash flows and present values thereof related to our properties as of December 31, 2025 included and incorporated by reference in this prospectus were primarily based on the proved reserves estimates prepared by Ryder Scott Company, LP, our independent reserve engineer, summary letters of which are incorporated by reference into this prospectus. We have incorporated these estimates in reliance on the authority of such firm as experts in such matters.
Estimates of the oil and natural gas reserves and related future net cash flows and present values related to the Devon EF Assets as of December 31, 2025 included and incorporated by reference herein were based primarily on the proved reserves estimates prepared by DeGolyer and MacNaughton, independent reserve engineer, a summary letter of which is incorporated by reference into this prospectus. We have incorporated these estimates in reliance on the authority of such firm as stated in its report.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the securities offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Our website is located at www.crescentenergyco.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus, and investors should not rely on such information in making a decision to purchase our securities offered hereby.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
We “incorporate by reference” into this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later.
In particular, we incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing and prior to effectiveness of the registration statement that contains this prospectus and prior to the time that all the securities offered by this prospectus have been sold as described in this prospectus (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules) or such registration statement has been withdrawn:
•our Annual Report on Form 10-K for the year ended December 31, 2025, filed on February 25, 2026;
•our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2026, filed on May 4, 2026, and for the quarter ended June 30, 2026, filed on August 3, 2026;
•our Current Reports on Form 8-K filed on January 2, 2026, March 2, 2026, March 9, 2026, May 22, 2026 and October 8, 2026; and
•the description of our Class A Common Stock contained in our Registration Statement on Form 8-A, filed on December 7, 2021, including any amendments or reports filed for the purpose of updating the description.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference into this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:
600 Travis Street, Suite 7200
Houston, Texas 77002
(713) 332-7001
Attention: Investor Relations

Crescent Energy Company
Class A Common Stock

PROSPECTUS SUPPLEMENT

October 8, 2026